VALUATION

Marker International GmbH

As of
March 31, 2001

Prepared by

HOULIHAN VALUATION ADVISORS
675 East 2100 South, Suite 260
Salt Lake City, UT  84106
Tel: (801) 322-3300; Fax: (801) 322-3310

June 29, 2001

HOULIHAN VALUATION ADVISORS VALUATION & CAPITAL CONSULTANTS
June 29, 2001

Mr. Robert Burr
MKR Holdings
P.O. Box 26548
Salt Lake City, UT 84126

Re:   Valuation Update of Marker International GmbH

Dear Mr. Burr:

Attached is the valuation report on Marker International GmbH (hereinafter referred to as “Marker” or “the Company”) which Houlihan Valuation Advisors (“HVA”) has completed at the request of MKR Holdings. The purpose of the valuation is to determine the value as of March 31, 2001 of a 15% interest in the Company held by MKR Holdings. Pursuant to the terms of the Operating Agreement dated November 30, 1999 among Marker International GmbH, CT Sports Holdings AG and Marker International (subsequently renamed MKR Holdings), the valuation of the 15% interest “shall not take into account any minority discounts with respect to the Oldco (MKR Holdings) equity interest.”

The report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice and the Business Valuation Standards I through VII set forth by the American Society of Appraisers.

The term “fair market value” is defined as the value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at “arm’s length” on a given date.

The business valuation study was undertaken using widely accepted principles of financial analysis and valuation.  In particular, we observed the principles set forth in Internal Revenue Ruling 59-60, 1959-1 CB 237.  The book value, transaction value, market value and income value methods of valuation were utilized in arriving at an estimate of the fair market value of the common stock of Marker.

In preparing the report, we have used information provided by the Company.  It has been represented by the Company that the information is reasonably complete and accurate. We did not make independent examinations of information prepared by Company management which was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.  All of the information made available to us was carefully analyzed and reasonable attempts were made to find additional information which would be helpful in this study.

All financial projections relied upon were prepared by Marker management, which has represented to us that such projections reflect its best estimates as to the future potential of the Company.  It should be emphasized that forecasting the future is at best a difficult and tenuous process.  There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

This report has been prepared for the specific purpose of determining the value of a 15% interest in the Company held by MKR Holdings as of March 31, 2001, and is intended for no other use. The report is not to be copied or given to unauthorized persons without the direct written consent of HVA.

Since valuation is an imprecise science, HVA does not purport to be a guarantor of value. Reasonable people can differ in their estimates of value.  HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

Our study has concluded that a reasonable estimate of the fair market value of the equity of Marker (as defined by the Operating Agreement) as of March 31, 2001 is $21.7 million. The estimated value of a 15% interest in the Company on that date is $3.255 million based on the Agreement whereby a minority interest discount is not applicable to MKR Holdings’ 15% interest in the Company.

Neither HVA or its principals have any present or intended interest in Marker. HVA’s fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure determined.

HOULIHAN VALUATION ADVISORS

By:

Frederic L. Jones, ASA
Accredited Senior Appraiser

TABLE OF CONTENTS

TABLE OF CONTENTS

PREFACE

BASIC PRINCIPLES OF VALUATION

INTRODUCTION

PURPOSE
SCOPE
METHODOLOGY

COMPANY BACKGROUND

OVERVIEW
MKR HOLDINGS
COMPANY HISTORY
PRODUCTS
SALES
MARKETING
PRODUCT DEVELOPMENT AND INTELLECTUAL PROPERTY
COMPETITION
PROPERTY, PLANT AND EQUIPMENT
MANAGEMENT
EMPLOYEES AND LABOR RELATIONS
STRATEGY
OPERATIONAL DIRECTIVES

ECONOMIC OVERVIEW AND OUTLOOK

OVERVIEW NATIONAL ECONOMY
EUROPEAN ECONOMIC OVERVIEW
JAPANESE ECONOMIC OVERVIEW

INDUSTRY OVERVIEW - SPORTING GOODS MANUFACTURING

STATE OF THE INDUSTRY - 2000
ALPINE SPORTS PRODUCTS
ALPINE SKI EQUIPMENT MARKET

FINANCIAL REVIEW

CROSS SECTIONAL ANALYSIS

ESTIMATES OF VALUE

OVERVIEW
NATURE OF THE SECURITY
NORMALIZATION OF EARNINGS
BOOK VALUE
TRANSACTION VALUE
MARKET VALUE
INCOME VALUE

SUMMARY AND CONCLUSION

EXHIBITS

EXHIBIT #1	HISTORICAL INCOME STATEMENTS
EXHIBIT #2	INCOME STATEMENT ITEMS AS A % OF REVENUE
EXHIBIT #3	INCOME STATEMENT ITEM GROWTH RATES
EXHIBIT #4	SELECTED FINANCIAL RATIOS
EXHIBIT #5	HISTORICAL BALANCE SHEETS
EXHIBIT #6	BALANCE SHEET ITEMS AS A % OF ASSETS
EXHIBIT #7	SELECTED STATISTICS FOR MARKER & OTHER SPORTING GOODS MANUFACTURERS
EXHIBIT #8	PROJECTED INCOME STATEMENT
EXHIBIT #9	INDUSTRY SAMPLE GROUP - DESCRIPTION OF COMPANIES
EXHIBIT #10	INDUSTRY SAMPLE GROUP - PUBLIC MARKET DATA
EXHIBIT #11	MARKET VALUE RATIOS OF THE INDUSTRY SAMPLE GROUP
EXHIBIT #12	HISTORICAL STRUCTURE OF YIELDS OBSERVABLE AND AVAILABLE ON SELECTED SECURITIES
EXHIBIT #13	COMPUTATION OF APPLICABLE DISCOUNT AND CAPITALIZATION RATES
EXHIBIT #14	WEIGHTED AVERAGE COST OF CAPITAL

APPENDICES

APPENDIX A	CERTIFICATION
APPENDIX B	STATEMENT OF LIMITING CONDITIONS
APPENDIX C	REVENUE RULING #59-60
APPENDIX D	PROFESSIONAL CREDENTIALS

Preface

This valuation study was conducted by Houlihan Valuation Advisors (“HVA”) at the request of MKR Holdings to provide an estimate of the fair market value on a controlling basis of the common stock of Marker International GmbH (hereinafter “the Company” or “Marker”) as of March 31, 2001. The purpose of the valuation is to determine the value of a 15% interest in the Company held by MKR Holdings. Pursuant to the terms of the Operating Agreement dated November 30, 1999 among Marker International GmbH, CT Sports Holdings AG and Marker International (subsequently renamed MKR Holdings), the valuation of the 15% interest “shall not take into account any minority discounts with respect to the Oldco (MKR Holdings) equity interest.”

This valuation report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice as well as Business Valuation Standards I through IX set forth by the American Society of Appraisers.

In preparing this report, information provided by the Company was used. Management has represented the information as being reasonably complete and accurate, and as fairly presenting the financial position, prospects and related facts of the Company.  HVA is not in a position to certify the accuracy of basic data provided by management, and the validity of this valuation study is dependent upon the accuracy of such data.  HVA does certify that conceptually sound methods were used in the valuation.

Basic Principles of Valuation

The principles that have governed this analysis provide a basis for the determination of value where an active market for a company’s securities is lacking.  The valuation procedure attempts to analyze the earning power of a company and the ability of the company to convert this earning power into value.  Earning power is related to the rates of return expected in the financial markets for various types of investment alternatives, with consideration given to past history, expected growth rates and risk.  This report provides a direct comparison between Marker’s operations and those of companies operating in the same industry.  From this comparison, certain reasonable conclusions concerning the relative financial position and performance of the Company may be drawn.

Fair market value is that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at “arm’s-length” on a given date.

The value of securities of a corporation in the hands of its stockholders and the value of the underlying assets of the corporation are often only incidentally related.  The value of securities that are freely traded in a public market is influenced as much by external factors beyond the control of the company as it is by internal factors within the control of management.  Such external factors include:

             •            General economic conditions;

             •            Conditions existing within a specific industry (e.g., degree of risk, stability or rate of growth);

             •            Public attitude and investor sentiment toward particular industries and companies.

Fair market value of securities that enjoy an active public market is determined by actual market quotations on a particular date, unless the market for a security is affected by some abnormal influence or condition.  Determination of fair market value of securities of a closely held corporation, however, cannot be determined as precisely, thus creating a need for independent professional business valuation. Principal weight must be given to evidences of earning power, book value, dividend paying capacity, financial and competitive position, and other facts and circumstances which a potential buyer and seller would consider. Also, prices realized in actual sales of similar companies on or about the valuation date afford a realistic measure of value.

Professional valuation of a closely held company cannot be considered an exact science; however, experience has shown that comprehensive and thorough valuation analyses can generate ranges of value that are reasonable and relevant.

The various techniques used in this report are based on different concepts and assumptions. As a result, their application produces a range of possible values. A single number within that range is given as a reasonable estimate of value as of the valuation date.  It should be emphasized that, as is the case with publicly traded securities, when expectations for Marker change over time, so does its value. Further, the value of a firm may fluctuate over time even though its internal operating characteristics remain essentially unchanged. The securities market places different significance on income and risk properties of companies as general economic conditions vary.

Introduction

Purpose

The purpose of the valuation is to determine the value of a 15% interest in the Company held by MKR Holdings. Pursuant to the terms of the Operating Agreement dated November 30, 1999 among Marker International GmbH, CT Sports Holdings AG and Marker International (subsequently renamed MKR Holdings), the valuation of the 15% interest “shall not take into account any minority discounts with respect to the Oldco (MKR Holdings) equity interest.”

Scope

Both internal and external factors that influence the value of Marker have been analyzed and interpreted.  Internal factors include the firm’s performance and financial structure, as well as the size and marketability of the interest being valued. External factors include, among others, the health of the industry and the position of the Company therein, economic trends, and conditions in the securities markets.

Methodology

The report first looks at the background and operating characteristics of Marker.  It next provides overviews of the national and international economies and the sporting goods manufacturing industry, each important as a description of the environment in which the Company operates.

A financial analysis of the Company, as well as a comparative analysis of the performance of the Company with that of the industry, follows.  Next, the report determines explicit values for the Company via the application of alternative valuation techniques.  Four valuation methods are utilized: book value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). After considering the assumptions and relative justification of each valuation method,the results are synthesized into a fair market value estimate of the Company’s common stock.

Company Background

Overview

Marker is a designer, developer, manufacturer and marketer of alpine ski bindings in North America, Europe and Asia. Marker is a holding company that operates through its subsidiaries, Marker Deutschland GmbH (“Marker Germany”), Marker USA Inc. (“Marker USA”), Marker Japan Co., Ltd. (“Marker Japan”), Marker Austria Gesellschaft m.b.H (“Marker Austria”) and Marker Canada, Ltd. (“Marker Canada”) and Marker Ltd. (in the process of winding up).

Substantially all of the Company’s ski bindings are manufactured by Marker Germany in Eschenlohe, Germany. In addition to manufacturing the bindings, Marker Germany also distributes bindings in Germany, sells bindings to subsidiaries of the Company and sells to independent distributors in Europe and other countries where the Company does not have a distribution subsidiary. The production of Junior bindings is outsourced to a third party manufacturer in the Czech Republic. Marker USA and Marker Japan each have their own sales forces and marketing departments for sales and marketing of bindings and related parts directly to retailers in the United States and to both retailers and wholesalers in Japan, respectively. In January 1998, Marker Canada began distributing Marker ski bindings along with other brand name sporting equipment, including Tecnica ski boots, in-line skates, trekking boots and Völkl skis and tennis equipment. Marker Austria distributes the Company’s ski bindings in Austria through an independent sales force.

Until March 1999, Marker Ltd., a subsidiary of the Company, designed, distributed and sold to retailers Marker branded clothing, gloves and luggage products for skiing and other recreational activities. On March 8, 1999, MKR Holdings and Marker Ltd. granted Ski & Sports Recreations Company, L.L.C. an exclusive, worldwide right to manufacture, market and sell Marker Ltd.’s apparel and luggage products utilizing the “Marker” tradename in return for royalty payments equal to a percentage of net sales, which ranges from 3% to 5%. Marker has the right to terminate the license agreement in the event annual net sales fall below a certain level. In addition, Marker and Marker Ltd. may, at any time before March 21, 2001, acquire by assignment all of the rights of Ski & Sports Recreation Company under the license agreement. Marker and Marker Ltd. also have the right of first refusal through March 31, 2002 as to any sale or transfer of the business or assets used by Ski & Sports Recreation Company, L.L.C. for the manufacture, sale and marketing of the apparel business.

MKR Holdings

Prior to November 30, 1999, the Company’s business was owned and operated by MKR Holdings. MKR Holdings was a holding company that operated its business through its subsidiaries, Marker Germany, Marker USA, Marker Ltd., Marker Japan, Marker Austria and Marker Canada. MKR Holdings and its subsidiaries were a leading designer, developer, manufacturer and marketer of alpine ski bindings in North America, Europe and Asia.  Substantially all of MKR Holdings’ ski bindings were manufactured by Marker Germany, which also distributed bindings in Germany, to subsidiaries of MKR Holdings, and to independent distributors in countries where MKR Holdings did not have a distribution subsidiary.

On November 30, 1999 (the “Closing Date”), MKR Holdings sold substantially all of its assets (including the equity securities of its subsidiaries) to Marker, a GmbH organized under the laws of Switzerland, pursuant to an asset purchase agreement (as amended by the Amendment to the Asset Purchase Agreement dated as of September 20, 1999, the “Purchase Agreement”) between the Company and MKR Holdings. In exchange, Marker assumed substantially all of the liabilities of MKR Holdings and MKR Holdings received a 15% equity interest in Marker. The remaining 85% equity interest in Marker is held by CT Sports Holding AG (“CT”), a joint venture between Tecnica S.p.A. and H.D. Cleven, the principal shareholder of the Völkl Group. Pursuant to the Purchase Agreement, CT was required to contribute to Marker $15,000,000 in cash for its 85 % equity interest in Marker. As a result of CT’s purchase of 66.66% of Marker Canada in June 1999 for $1,025,501, CT’s actual contribution to Marker, which was a combination of debt and equity, totaled $13,974,499.

In connection with the Purchase Agreement, MKR Holdings and CT entered into an operating agreement which, among other things, grants CT an option (the “Option”) to purchase MKR Holdings’ 15% equity interest in Marker at any time on or after November 30, 2001, at the then fair market value, subject to reduction in an amount equal to the sum of: (a) any indemnity obligations of MKR Holdings to Marker, (b) all unreimbursed advances from Marker for operating and administrative expenses (currently estimated to be approximately $300,000 per year) and costs of defending indemnifiable claims, if any, incurred by Marker, together with interest thereon, (c) all advances by Marker to MKR Holdings to pay any income tax liability, together with interest thereon, plus (d) $775,000.  Thereafter, MKR Holdings will be liquidated and the net proceeds of the exercise of the Option will be distributed to the shareholders of MKR Holdings in liquidation.  In determining fair market value, all of CT’s $15,000,000 transfer has been considered equity.

In connection with the Purchase Agreement, MKR Holdings reached agreements-in-principle regarding the restructuring of its debt and the treatment of such debt under a plan of reorganization with substantially all of its creditors that were impaired under the plan of reorganization. On August 19, 1999, MKR Holdings, DNR North America, Inc. and DNR USA, Inc. (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On September 22, 1999, the Debtors filed the First Amended Joint Chapter 11 Plan of Reorganization (as amended by the Amendment to the First Amended Joint Chapter 11 Plan of Reorganization, dated as of October 25, 1999, the “Plan”) and a related disclosure statement (the “Disclosure Statement”). By order dated September 22, 1999, the Bankruptcy Court approved the Disclosure Statement as containing adequate information.  The Disclosure Statement and the Plan were subsequently distributed to the Debtors’ creditors and shareholders for approval, which approval was subsequently obtained. On October 27, 1999, the Plan was confirmed by order of the Bankruptcy Court (the “Confirmation Order”). Pursuant to the Confirmation Order, the Bankruptcy Court approved the Plan and the Purchase Agreement on October 27, 1999. MKR Holdings did not distribute any securities in connection with the plan.

As a result of the events described above, MKR Holdings is no longer engaged in the conduct of business and operates for the sole purpose of holding and subsequently liquidating its assets (which consists almost entirely of its equity interest in Marker). MKR Holdings is required to dissolve and liquidate all of its assets no earlier than November 30, 2002, and no later than November 30, 2004.  If the Option is not exercised prior to liquidation, then upon liquidation, the shareholders of MKR Holdings will receive an equity interest in Marker equal to each shareholder’s pro rata share of MKR Holdings’ 15% equity interest in Marker.

Company History

Marker was originally founded in 1952 by ski binding pioneer Hannes Marker in Garmisch-Partenkirchen, Germany. Northwest Energy Corp. acquired the Company in 1981 and its headquarters were moved to Salt Lake City, Utah. Williams Companies subsequently acquired Northwest in 1983. In 1984, Williams Companies sold Marker to Hank Tauber, a former head coach of the United States Women’s Ski Team. The Company went public in August 1994, selling 2.66 million shares at an offering price of $7.00 per share.

In June 1995, the Company entered the snowboard business through a 25% equity interest in DNR Sportsystem (“DNR”). An additional 55% of the common shares of DNR was purchased in 1996, bringing Marker’s total ownership in DNR to 80%. The acquisition was financed through a combination of bank debt and the proceeds of a secondary equity offering (June 1996). The Company formed DNR USA in 1997 to manufacture snowboards at a newly constructed 56,608 square foot snowboard manufacturing facility located in Salt Lake City. In addition, the Company formed DNR North America and DNR Japan, as distribution companies for snowboards and related products in the United States and Japan, respectively.

Due to a combination of slumping market growth, industry over capacity and the Company’s own financial difficulties, the Company decided to dispose of its snowboard manufacturing operations, including the sale of its manufacturing facility in Salt Lake City, and exit the snowboarding business in September 1998. Marker’s total loss from snowboarding was approximately $38 million.

In June 1998, Hank Tauber stepped down as the Company’s chief executive officer. Prior to the Board’s appointment of Peter Weaver as Marker’s President and Chief Executive Officer in October 1998, a turnaround consultant was hired to serve as interim chief operating officer and to renegotiate the Company’s bank facilities.

Products

The Company designs, develops, manufactures and distributes ski bindings consisting of more than 25 high quality models. The models range from high performance racing models, such as the Logic M9.2 Turbo SC Racing and other top-end models featuring the Company’s patented Selective Control System, Biometric Programmed Upward Release and Comshock Piston, to the children’s M1.2 model. Suggested retail prices in the United States of such models range from $120 to $395.

In addition to a ski binding’s primary function of attaching a ski to a ski boot, the binding serves as a safety mechanism. The timing of a binding’s release mechanism is significant in both its retention and release functions. When a skier applies an amount of force to a ski binding that exceeds the safety setting of the binding, the binding is designed to release the ski boot from the ski in order to decrease the risk of injury to the skier. Therefore, a binding must be designed to recognize specific levels of force exerted against it.

Marker bindings feature Logic, BioMetric, Edge Pressure System and Gliding AFD technology. The Company’s patented technology tightly couples the ski boot and binding, resulting in a binding system that is designed not to be affected by contamination between the ski boot and binding and provide more power to the ski, less fatigue to the skier and added protection from injury.

Sales

Approximately 60% of the Company’s total ski binding orders for each fiscal year ending March 31 are obtained through its “Pre-Season Sales Program,” which runs from February 1st through September 15th. Marker bindings ordered under the Pre-Season Sales Program are shipped to retailers from July through November and are recorded by the Company as sales on the date of shipment. This results in the recording of the majority of the Company’s annual sales during its second and third fiscal quarters. Although certain of Marker’s customers have contributed significantly to the Company’s sales, no customer represented more than 10% of its sales in any of the last three years.

Approximately 35% of the Company’s total ski binding orders for each fiscal year are obtained through its “Reorder Program,” which includes products ordered after September 15th and shipped before March 31st of each year. Bindings sold under the Reorder Program usually include models in the Company’s existing inventory and products, which will be discontinued in the upcoming season. The success of the Reorder Program primarily affects the Company’s third and fourth fiscal quarter results.

Approximately 5% of the Company’s total ski binding orders for a fiscal year are obtained through its Shop and Pro Programs, which offer reduced pricing on the Company’s products to retail ski shop employees, ski instructors and other professionals in the industry. The Company believes recommendations from sales persons and professional skiers can be an important factor in influencing consumer decisions to purchase a particular binding brand.

Marketing

The Company actively advertises and markets its products. The Company spends the majority of its advertising budget on advertisements in ski magazines such as Skiing Magazine, Ski Magazine, and Powder Magazine in the United States, and similar magazines in foreign markets.

To increase brand recognition, in addition to offering technologically advanced bindings, the Company aggressively markets the Marker brand name. To influence its presence in retail shops, the Company devotes resources to maintaining and improving its relationships with retailers and shop personnel. By conducting in-shop sales clinics, shop employees are encouraged to recommend Marker products to their retail customers. In addition, the Company, as part of the United States Authorized Retailer Program, requires that all authorized retail shops employ a technician who has been trained and certified by the Company concerning the installation and adjustment of Marker bindings. Lastly, the Company sells its bindings to the sales staff of its retailers and to professional skiers at special prices so that they will be able to recommend the Company’s products as a result of personal experience.

To foster the recognition of the Marker brand name, the Company also establishes endorsement relationships with national ski teams and racing professionals. These endorsement contracts, which typically run from one to two years and provide for a base payment to the racer, with additional payments for placing in a competition. Racers endorsing and using Marker bindings have won many Olympic, World Cup and professional ski competitions.

Product Development and Intellectual Property

In order to maintain its leadership position and to continue to offer technologically advanced ski bindings, the Company devotes resources to improving and developing its current and future products. The research, development and design of its ski bindings are performed by the Company’s Research and Development Department at its plant in Eschenlohe, Germany. The Company has developed substantially all of its proprietary technology used in manufacturing Marker ski bindings.

Product development is a result of the integrated efforts of the Company’s R&D, Manufacturing and Sales departments, all of which work together to generate new ideas to be incorporated into its products. The Company also regularly receives suggestions from ski racers who use the Company’s products. After the Company decides to use a new component in a product, the R&D Department, with the assistance of machine shop personnel, integrates the mechanical process and refines the product design and mechanism of the developing product. Simultaneously with the development of the internal mechanisms of its products, the Company usually engages an external design firm to assist in the determination of colors and the integration of shape with the new technology.

The Company has a state-of-the-art laboratory used for testing products in the development stage as well as products currently on the market. Additionally, the laboratory technicians regularly test products produced by the Company’s competitors.

The R&D Department continually develops new components for which the Company may obtain patents. The Company typically files its new patent applications in the name of Marker Deutschland GmbH. Patent applications have been filed in the United States, Germany, Japan and, in certain cases, the countries in which the Company’s competitors manufacture ski bindings. The Company has filed more than 25 patent applications over the past three years and currently has over 100 families of patents and patent applications covering its technology filed in numerous countries around the world, of which over 30 are devoted to technology currently used by the Company.  Currently patent trials are going on in Austria and Switzerland that were started by Atomic, a competitor.

The Company markets its products under a number of trademarks registered in various countries throughout the world. The Company believes that the Marker trademark is widely known as identifying high-quality, high-technology ski bindings and is deemed to be a valuable asset of the Company. The Company is not aware of any third party violations of its trademarks.

Competition

The Company competes on the basis of the quality, technology, brand name recognition and performance of its ski bindings and related products. Other competitive factors include marketing and distribution methods, customer service and the management of sales promotion activities. Marker’s competitors in alpine ski bindings include Adidas-Salomon (“Salomon” brand), Atomic (“ESS” brand), HTM (“Tyrolia” brand) and Rossignol (formerly “Geze” and “Look” brands).

Property, Plant and Equipment

The Company operates under an administrative services contract from Tecnica USA in West Lebanon, New Hampshire.  The facilities include administrative offices and warehousing and distribution.  Additionally, the Company leases 3,900 square feet of showroom and sales office space in Park City, Utah.  The lease expires in March 2004.

The Company leases a 124,146 square foot office, research and development and manufacturing facility in Eschenlohe, Germany. Nearly all of the Company’s binding products are manufactured at this facility which houses technologically advanced production and quality assurance machinery. The Company believes that the facility is well suited to meet the manufacturing needs of the Company; it is presently utilized at approximately 65% of total capacity. The lease for the manufacturing facility expires in October 2012. The lease was purchased by a related party in 2000 at a discount. However, as of March 31, 2000, the terms of the lease to Marker remained unchanged.

The Company also leases three offices in Japan from which sales and distribution activities are directed. These offices are located in the cities of Tokyo, Sapporo and Osaka and comprise approximately 3,500, 500 and 675 square feet, respectively. In addition, Marker Japan leases warehouse space for inventory storage in Tokyo and Osaka totaling approximately 12,900 and 1,075 square feet, respectively. Management believes that these facilities are suitable for the required operational needs of Marker Japan.

The Company also leases a 4,700 square foot facility in St-Laurent, Quebec to house sales and administration staff for Marker Canada. Warehouse space in Canada is leased as needed from a public warehouse.

Management

In October 1998, Marker’s Board appointed Peter Weaver as President and Chief Executive Officer. Mr. Weaver previously worked for Marker before leaving for a seven-year stint as President of Easton Technical Products. At Easton, he was responsible for growing the company’s archery and mountain product lines. During his previous tenure at Marker, Mr. Weaver’s roles included President of Marker USA and Managing Director of Marker Germany. Peter has been involved with sporting goods manufacturing and marketing since 1973.  He holds a BA from Amherst College and a MS from University of Pennsylvania.

Ingrid Genau is a Managing Director and Chief Financial Officer of Marker Germany. She has been the CFO of the operations company in Germany since September 1999.  Ms. Genau is a business and accounting executive with over 15 years of experience in aerospace and sporting goods. Her prior experience includes CFO of Mistral/North Sails, a manufacturer and marketer of sailboards, sails, and clothing. Prior to Mistral/North Sales, she was a controller for Dornier, a German aircraft company.

Michael Dingman is the General Manager of Marker Canada.   Mr. Dingman is a former employee of Benetton in Canada.  He has extensive experience in the sales and marketing of ski equipment, skates and general sporting goods.

Eiichi Isomura is the President of Marker Japan. He is also the president of two other Japanese companies, Isomura Sangyo Kaisha Ltd. and Isomura. He was trained as an engineer in Germany. Mr. Isomura has a strong background in operations over the last 35 years.

Employees and Labor Relations

Marker’s non-unionized workforce consists of approximately 344 full-time employees and 19 part-time employees. Of these, 229 employees are involved in production, 61 in selling, 13 in warehousing and shipping, 47 in general administration, and 13 in research and development. As of June 2001 unionized employees of Marker Germany (ca. 80) are engaged in sporadic strike activity.  Management is working actively to resolve these disputes.

Strategy

To meet the Company’s goal of returning to profitability, generating an operating profit margin of at least 12%, and growing the Company through strategic partnerships in the winter sports business and brand licensing, Mr. Weaver has communicated the following strategic imperatives:
•	Renewed emphasis on alpine ski bindings as the core business.
•	Maintaining Marker’s position as the technological leader in alpine bindings.
•	Operational planning and control will be shifted to the Company’s manufacturing and product development facilities in Eschenlohe, Germany. Marker Germany will assume centralized planning authority as a means of assuring integral linkage among global forecasts, demand, production and inventory management.

•	Marker International will function only as a holding company to account for group activities.
•	The apparel business (previously operated as Marker Ltd.) has been licensed to and financed by third parties, with a buy back provision included in the licensing agreement.

Operational Directives

Going forward, Marker intends to operate under the following assumptions:
•	Pricing to be established by local subsidiaries or distributors based upon competitive factors at price points in each market.
•	Maintenance of market share levels will not be at the expense of supporting reasonable operating margins.
•	Aggressive reorganization of the German assembly operations to match industry demand requirements and increase plant efficiency. The recent automation of the heel assembly process has yielded substantial efficiencies and the toe assembly process has been targeted as the next area for improvement. A highly reputed independent German consulting group has been hired to lead the production reorganization initiative. Annual cost savings after investment have been estimated at $6.3 million and will reach full run rate by fiscal year 2003.

•	Production levels will be continuously monitored against actual sales, to maximize flexibility in maintaining reasonable minimal inventory levels.
•	Overhead and operating expenses will be reduced to levels commensurate with projected sales levels and target profitability.
•	R&D expenditures will be maintained at current levels (2.8% of sales).
•	Intercompany charges will be utilized only for product transfer in the ordinary course of business and fee payments.
•	Potential inventory obsolescence to be covered by establishing and maintaining prudent inventory reserves.

Economic Overview and Outlook

Overview National Economy

A lot has happened in the three months since ValueLine last published the “Quarterly Economic Review.” For starters, the most controversial election since the 1876 Hayes-Tilden contest finally has been settled and a new president has been installed. Second, the Federal Reserve Board has shifted from a policy of monetary restraint to one of monetary ease, with the nation’s central bank having voted to reduce interest rates twice, for a total of one full percentage point, since the start of this year. Third, the U.S. economy, which appeared to be slowing just modestly three months ago, is now decelerating much more quickly, with the risk of recession currently greater than any other time since the early 1990’s, in ValueLine’s opinion. Finally, the stock market, which went into a sudden tailspin while recent election drama was being played out, then rallied in January on optimism about further interest rate cuts, has faltered anew, as optimism on rates now has been more than offset by pessimism about corporate profits in a weakening economy.

At the same time, several basic themes have remained in place. For example, oil prices have stayed in a fairly tight range in the past three months, after having surged for much of last year; inflation has largely remained under control, although January’s larger than expected rise in both the Producer and the Consumer Price Indexes raises concerns for the first time in months; productivity (or worker efficiency) has remained high; the global situation has continued to be relatively calm, with a large part of the developed world experiencing weaker growth in line with the United States; and there has been a further absence of the kinds of exogenous shocks that could bring about upheavals, not only in the world’s financial markets, but with regard to the military balance overseas as well.

Overall, our sense is that the U.S. economy is not in a recession as the first quarter draws to a close. Indeed, the underpinnings in the consumer and industrial sectors now look to be sufficiently sound for a recover to take hold after midyear, following a first half in which GDP growth may be negligible at best.

ValueLine’s cautious optimism that we will suffer, at worst, a brief and relatively mild recession, reflects not only the expectation that the Fed will continue to lower interest rates, but also the realization that still-high real estate prices, large imbedded gains in the stock market (much of which remain even after the market’s string of reversals), and low unemployment will give consumers the wherewithal to spend the sums needed to prevent an extended recession from evolving.

As always, ValueLine’s forecast comes with several caveats that should be considered very carefully. The most prominent of these is the possibility that the Federal Reserve may have kept its foot on the monetary brakes too long. That is, the Fed, which raised interest rates six times from mid-1999 to mid-2000, in an effort to slow the frenetic pace of economic activity, might still have been lifting borrowing costs at a time when the economy was already in a slump.

A less likely possibility is that the economy does not slow as much as we suspect and that, as a result, the Fed’s current accommodative stance will cause growth to re-accelerate too quickly during the second half. Such a turn of events would increase the risk that inflation might veer out of control. Another risk to ValueLine’s forecast is that oil prices will surge anew, perhaps to the $40 or $50-a-barrel level, as a result of a political or military misstep in the Middle East tinder box. Finally, there are the ever-present risks of an exogenous shock to the system, from natural or man-made disasters around the globe, including a drought or a flareup of hostilities.

Economic Growth
The U.S. Gross Domestic Product expanded by better than 4% annually from 1997 to 2000. Recent events, however, make it clear that we will see no encore in 2001. In fact, growth overall this year may be less than half the 5.0% rate of increase realized in 2000. Underlying ValueLine’s forecast of 2.0%-2.5% GDP growth is a contradiction in manufacturing activity in recent months, a sharp falloff in consumer sentiment, and an uneven month-to-month showing by the retail sector. A solid showing in housing, which may now be responding to the recent drop in mortgage rates, may prove to be somewhat offsetting, and could well prove the difference between having essentially no growth for a quarter, or so, and suffering a recession of some duration.

Specifically, ValueLine estimates that GDP will show little change in the current quarter, before rising by a relatively weak 1%-2% in the second quarter. Thereafter, the pace of growth should quicken during the third and fourth quarters, as the dual benefits of lower interest rates and an almost certain tax cut begin to be felt. Overall, we expect growth of 2.0% - 2.5% in 2001. We project that GDP will rise by 3% or so, in 2002, and then increase by 3% - 4% a year through 2004-2006.

Inflation
Here, too, there has been some revision in ValueLine’s thinking over the past three months. Specifically, after an early 2001 runup in inflation, ValueLine now expects gradually reduced pricing pressures over the balance of the year, reflecting the slower rate of growth than we had expected earlier. In ValueLine’s view, this more sluggish pace of business activity will reduce the competition for labor and materials, two major inflationary components. Moreover, energy supplies remain plentiful, with oil and gas prices likely to show greater stability as demand ebbs once the peak heating season passes. Finally, productivity, a key measure of worker efficiency, is still rising. That will further help to keep inflationary pressures at bay in 2001.

Overall, ValueLine thinks consumer and producer inflation will remain subdued this year, with price growth averaging 2.0%-2.5%. Further, we see little on the horizon at this point to suggest that there will be any departure from the long-term trend of pricing stability over the next 3 to 5 years.

Interest Rates
The picture here has changed radically in the three months since ValueLine’s last quarterly review of the economy. Back then, ValueLine had noted that the succession of interest-rate hikes had put the economy on a slow enough track to encourage the Fed to hold the line on further increases. In fact, ValueLine opined that any additional economic weakening might “induce the Fed to trim rates in 2001.” The Fed, taking note of the deterioration in the economy since late last year, has become more aggressive in this regard, having cut rates twice thus far this year. Moreover, with growth still faltering, the rationale for further Fed easing is in place. Indeed, comments on the economy by Fed Chairman Alan Greenspan, in which he stated that “for the period ahead, downside risks predominate,” would seem to imply that the Fed will lower rates again in the weeks ahead.

Corporate Profits
Here, as well, the situation has changed in the past few months, as one would expect given the aforementioned deterioration in the economy. It is not that results to date have been all that bad. Indeed, fourth-quarter earnings generally met expectations. But, warnings about the next couple of quarters accompanied many of the recent profit reports, with a high proportion of these warnings coming from the high-tech sector.

The tech warnings, in particular, have taken the market by surprise, as some had naively assumed that the business cycle was of concern mainly for the auto companies, the aluminum and paper concerns, and the steel producers, and of little consequence to the tech group. That is clearly not the case. Not surprisingly, earnings estimates are coming down, in some cases rather significantly. Overall, we think that earnings will show very little growth this year. However, assuming economic activity strengthens in the second half of this year and into 2002, corporate profits should rise nicely in the subsequent 12 months.

Source: The Valueline Quarterly Economic Review, March 2, 2001

European Economic Overview

Average economic growth in the EU in 2000 was one of the best in many years. However, the oil price hike eroded the purchasing power of households and private consumption decelerated towards the end of that year. Now the EU economy is faced with the abrupt economic slowdown in the US and the consequences will be felt. They are expected to remain limited thanks to resilient domestic demand and because the weakness of US economicactivity should be short-lived. Growth in the EU has been revised down to 2.8 % on average in 2001, but is expected to be on a rising path in the second half of this year underpinned by sustained job creation. Inflation in the euro area will be above 2% for a longish period, but next year it will dip again below the European Central Bank’s price stability objective. Public finance consolidation continues in most Member States, but at the level of the EU, budgetary policy is mildly expansionary due to large tax cuts in a few countries.

Austria
Relatively unscathed by the global downturn in late 1998 and early 1999, Austria achieved a real GDP growth rate of 2.2 percent in 1999 followed by 3.2 percent last year. The expansion has been proceeding at a rate of three percent or greater since mid-1999 and is expected to decline below three percent this year. Domestic consumption, supported by higher employment, tax reductions and an accommodating fiscal stance, combined with robust merchandise exports to the CEECs are fueling the expansion. Capital formation, similar to other primary macroeconomic parameters in Austria, has remained very steady at a healthy 23 to 24 percent.

The Austrian Consumer Price Index (CPI), which has remained below two percent for more than five years, behaved erratically during 2000, averaging two percent, before falling at year end. High energy prices and the impact of higher indirect taxes are largely accountable for the increase. Some concern exists that what is interpreted as a temporary surge in price levels may have an impact on imminent wage negotiations, therefore creating an iterative impact on inflation. Expectations are for inflation to fall below two percent in the current period.

Unemployment rates, no greater than 4.5 percent during the last five years have been in decline of late and had fallen to 3.7 percent by the end of the first quarter, 2001. Austria has had one of the EU’s lowest unemployment rates after Luxembourg and the Netherlands. Enterprise restructuring, public sector downsizing and the aging of the labor force in general are expected to impact the employment situation in Austria in coming years.

France
France was at the forefront of the EU economic turnaround, which began, in the second quarter of 1999. Real GDP growth of 2.7 percent, which exceeded expectations, was fueled by household consumption and improved corporate investment. The strong second-half 1999 performance combined with reduced structural rigidity in the labor market to produce significant job growth, which is expected to continue throughout 2000. Inflation increased to 1.3 percent in 1999 versus 0.3 percent in 1998, primarily due to high oil prices.

With unemployment in decline, wage increases may contribute to maintaining inflation in the one to two percent range in the next few years. France succeeded in bringing its budget deficit down to 1.8 percent of GDP in 1999 as compared to 2.7 percent a year earlier. Further reductions in the deficit are forecast for 2000. Continued vigorous domestic demand is expected to drive the French economy to a three to four percent increase in real GDP in 2000.

Germany
German real GDP grew by 1.5 percent in 1999, falling from 2.2 percent achieved in 1998. Private consumption and capital formation in machinery and equipment were the primary positive contributors while construction failed to recover from its three-year decline. The Consumer Price Index registered only a .6 percent increase in 1999, declining from .9 percent the previous year. Persistently high unemployment, approaching 10 percent, continues to be a problem with unemployment rates in eastern Germany double that of the west. Capital formation has been in steady decline as a component of GDP since 1994 and fell below 20 percent in 1998, but the final three quarters of 1999 reflected an upturn. Government austerity programs have succeeded in reducing the size of the public sector to under 20 percent of total GDP during the last three years.

The prognosis for Germany in 2000 brightened considerably early in the year as a depressed euro led to over a 15 percent increase in real first quarter exports and capital formation continued its momentum, growing nearly 6 percent over the first quarter 1999. Real first quarter 2000 growth is estimated at 3.3 percent from the previous year. Inroads into unemployment were realized in early 2000 with further improvement expected throughout the year. The weak euro, combined with continued high oil prices and renewed wage demands from Germany’s powerful labor unions, threaten the inflation forecast of one to two percent. Current forecasts of real GDP growth in Germany in 2000 center around three percent.

Italy
Real GDP growth in Italy has languished for an extended period, remaining below two percent for the last four years. Last year’s increase of 1.4 percent was largely unchanged from 1998. However, forecasts for current year and 2001 growth have recently been upgraded to around three percent as the economy enters a cyclical upswing supported by strengthening global demand. Recovering emerging market economies combined with a depressed euro have had a positive impact on Italian trade due to a heavier reliance on these markets than the E.U. average. Italy’s persistent sub-par economic performance vis-à-vis its European partners during the 1990s has been attributed to a number of factors: further deterioration of the employment situation in southern Italy as government investment activity has declined in the aftermath of “tangentopoli” (aka, bribesville); poor job creation as a consequence of severe fiscal measures and rapidly increasing labor taxes; and an ineffectual public sector. The Italian output gap, measuring the shortfall of actual from potential performance, is the third highest amongst OECD nations, following Japan and Switzerland. Capital formation has increased modestly as a percentage of GDP the last two years but remained just below 19 percent in 1999. Domestic demand remains dormant.

National unemployment had dipped below 11 percent by April 2000, the lowest figure in many years, but unemployment in the south continued over 20 percent with young adult unemployment in the region well over 50 percent. While the government is under pressure to admit immigrant labor in the north due to shortages, insufficient incentives exist to induce unemployed southern Italians, who typically benefit from a considerable familial security net, to migrate north. Italy’s greatest macroeconomic success has been in lowering the inflation rate to acceptable levels by the middle of the last decade. While continuing high imported energy has increased price level expectations, inflation is forecast to fall within the two to 2.5 percent ranges for 2000 and 2001.

Italy’s center-left coalition government announced a 2000-2001 budget in October which provides tax cuts and social program increases valued at US$18 billion to 19 billion, largely for the benefit of consumers, through the end of next year. Political considerations may have impacted the magnitude of the package in the approach to next year’s elections, decreasing the likelihood of achieving the 2001 budget deficit target.

Japanese Economic Overview

After a brief expectation for a recovery in the Japanese economy in 1999, once again hopes for any recovery in the economy are dim. With price deflation and public debt that is at its highest percentage of gross domestic product of any advanced nation, a sense of gloom has settled over Japan. Once more, the economy has failed to recover and the stock market has hit 17-year lows. The high savings of the household sector and the increased investment of the corporate sector allowed interest rates to remain low and fueled Japan’s unprecedented growth in the 1994-95 period.

Interest rates were brought back to zero by the Bank of Japan in mid-March 2001. Inflation rates will supposedly stay at that level until deflation is overcome. The bank had to take these measures as a result of two consecutive years of price deflation. While many approved the move, many others believe that more radical reforms are needed. Declines in prices for real estate and stocks in 2000 and in the first few months of 2001 - which hovered at a 16-year low in March 2001 –have been particularly disconcerting. Bankruptcies have been on the rise in Japan. The number of corporate bankruptcies in Japan rose 0.3 percent to 1,448 in the month of February 2001 according to the Teikoku Data Bank. However the value of corporate bankruptcies fell 7.6 percent on an annual basis to 1.11 trillion yen. (US$9.3 billion) in the month of February 2001.

Industrial production in Japan tumbled 4.2 percent in January 2001 from December 2000, the biggest month-to-month fall since Jan. 2, 1995. The consumer price index fell 0.4 percent in 2000, having fallen 0.3 percent in 1999. The Japanese economy grew by 0.8 percent in the fall of 2000. Japan’s government has said it is targeting a 1.2 percent growth in the 2001 fiscal year and 1.7 percent growth in 2002.

Among several concerns, one of the greatest for the government has been reduced business investment, practically the only area of private sector growth in Japan. Secondly, there have been concerns of the job market’s deterioration that could pose a threat to the economies, which may further crimp consumer spending. All these factors could reduce the projections for the growth rates in Japan for 2001 and 2002.

Sources:
European Commission Presents Spring 2001 Economic Forecast, European Union in the US, April 2001
CountryWatch.com.
IMF (www.imf.org)
Economist (www.economist.com)
Bank of Japan; www.cnnfn.com.

Industry Overview - Sporting Goods Manufacturing

Marker designs, develops, manufactures and markets alpine ski bindings in the United States, Europe and Asia. The Company is part of the larger outdoor specialty market and, as such, the following will provide a brief overview of this industry.

State of the Industry - 2000

According to ORCA’s 2000 Outdoor Recreation Participation Study, participation in human-powered outdoor recreation activities remained at an all-time high in the United States last year.  The study concludes that at least once last year, more than 53 percent of Americans 16 and older – or nearly 111 million people – participated in one or more of the 14 human-powered outdoor recreation activities tracked by ORCA (including hiking, climbing, cross-country skiing, snowshoeing, etc.).

The total impact of these recreational activities on retail sales is greater than $17.8 billion, of which outdoor specialty retailers and chain stores captured approximately $4.78 billion. SnowSports Industries of America (SIA) reports 1999 retail sales of $2.3 billion, while bike industry sales were estimated at $5 billion.

The impact of  outdoor activities on total retail sales is understated, as these figures do not include fly-fishing sales, catalogue sales or results from very large single store retailers (e.g., L.L. Bean).  Nor do these figures factor in Internet purchases, which represented 11 percent of all sporting equipment purchases from November 1999 to March 2000.  Of these on-line sales, 14 percent are attributed specifically to outdoor-related activities.

According to ORCA’s 1999 Top-line Report entitled A Retail Audit of Outdoor Specialty and Sporting Goods Stores, retailers of all sizes reported sales increases over 1998.  Specialty stores posted 13.1 percent increases, while sales in chains rose 3.4 percent.  Total sales of outdoor products finished up 6.6 percent over 1998 with $4.78 billion in sales. Both specialty and retailers attribute much of their 1999 growth to especially strong holiday sales as well as an increase in discounting and liquidation.

With the exception of apparel sales in the chain stores, both specialty and chain stores posted sales increases in each of the following categories:  Apparel, Equipment and Footwear. From 1998 to 1999, equipment sales increased from $1.62 billion to $1.78 billion, apparel increased from $2.10 billion to $2.19 billion and footwear increased from .$73 billion to $.83 billion.

Specialty stores are defined by ORCA as those that position themselves by offering performance merchandise, a high level of service and information and guidance about outdoor sports and the purchase of merchandise.  Examples of this retail  channel include Adventure 16.  Sales in specialty stores grew from $1.4 billion in 1998 to $1.6 billion in 1999.  During the same period, sales of outdoor products increased from 32 percent of total sales to 34 percent of total sales.  All three major merchandise categories grew at least 10 percent in specialty stores.  In the Equipment category, sales of big ticket items such as tents, sleeping bags and packs leveled off or declined, while sales of accessory items posted a 37 percent increase.  Although the average retail purchase price declined, strong sales contributed to an overall increase.

Chain stores are defined as those that carry a broad assortment of sporting goods merchandise.  Examples of chain stores include REI, EMS and Sports Authority.  This retail channel reported increases of 3.4 percent, or $105 million, in the sale of outdoor products.  Equipment and Footwear posted particularly strong sales, with increases of 9 and 14 percent, respectively.  These increases were offset by a 5 percent decline in Apparel sales.  Equipment Accessories posted extremely strong sales, while all other segments of the Equipment and Apparel categories (tents, sleeping bags, backpacks, travel luggage, climbing gear, clothing) saw significant sales declines.  Footwear fared better, with strong performance in the Athletic Outdoor Shoes and Sports Sandals segments.

ORCA tracks an end user segment it calls Enthusiasts, which are defined as the most active participants in outdoor recreation activities, and attempts to spot trends in the behavior of this group.  The Participation Study of 2000 shows moderate to high growth concentrated mostly in the more physically demanding and higher adventure sports, such as kayaking, climbing and telemark skiing.  This growth was not strong enough to offset declines in higher-participation sports such as cycling, canoeing, and rafting.  The industry’s revenue growth was instead fueled by increased levels of participation by Enthusiasts and increases in spending by non-user consumers on outdoor apparel and footwear.  The profile of the 111 million Americans who participated in the recreation activities tracked indicates that about half of the participants are women,  most have a household annual income between $40 and $80 thousand, most have at least some college education, half have children under the age of 18 and about half are married.  The median age of participants across all segments is 36.

Source: State of the Industry Report 2000, ORCA

2000-2001 Sales of Alpine Sports Products

Sales of snow sports products remained steady in March, the last month of the 2001 selling season and the industry was able to record its third best sales year ever with $2.2 billion in sales, reports SnowSport Industries America (“SIA”), the non-profit industry trade group.  This season’s $2.2 billion in sales was seven percent behind last year.

During the 1999-2000 season, scorching sales in February and March ($814 million) pushed 2000 season sales to an all-time high of $2.4 billion, well above the $2.2 billion recorded in 1999.  Looking beyond the sales numbers indicates that the 2000-2001 season was a good year.   According to Leisure Trends Group, a research firm that prepares an annual Retail Audit for SIA, sales were down 5.4 percent in dollars, but units were up 5.2 percent.  The sales downturn was caused almost completely by the average price dropping in alpine ski equipment.  Additionally, inventories have never been so low.   According to Jim Spring of Leisure Trends, “the positive news is that unit sales are up, which is an expression of demand.  While the other part of the equation is that inventories were too low to support demand.  The industry lost sales because of low stocks of best selling items.”

Spring asserts that “since many people view skiing as too expensive, this is the year that technology in equipment drove prices down to the benefit of the consumer… In specialty stores, carver skis dropped in price significantly, ski boards sold for an average of $208, and twintips for $321.”  Analysis of the sales returns indicates that the market is turning away from the expert skier.  Another factor credited for brisk business was good snow conditions, which usually drives additional spending on ski equipment.

Specialty Store Sales
All sales at specialty stores were $1.7 billion for the season, a 6 percent drop from the $1.8 billion in 2000, but comparable to the $1.7 billion reported in 1999.  In equipment only, specialty store sales were $666 million, a 12 percent drop from 2000’s $758 million and off the $732 million in sales in 1999.

In specific categories: alpine equipment had sales of $467 million, down 16 percent from 2000’s $557 million and less than 1999’s $560 million;  snowboard equipment had sales of $173 million, with no percent change from 2000, but more than 1999’s $131 million;  and Nordic equipment reported sales of $25 million, down from 2000’s $28 million and well below 1999’s $41 million.

Alpine ski sales for the year were $207 million, down 19 percent from 2000.  Mid-fat skis continued to be a positive selling item with sales of $80 million, up 6 percent.  Twintip skis sales were $7 million, a 243 percent increase over last year.

Alpine boot sales for 2001 were $172 million, down eight percent.  Adult sports performance boots led the way with $59 million in sales, up 62 percent, while adult recreational boots showed a 21 percent jump to $15 million.  Sales of bindings were $72 million, down 26 percent; and pole sales were $16 million, off two percent from last year.

Chain Store Sales
All sales at chain stores were $537 million, a one percent increase compared to 2000’s $531 million, but not quite matching 1999’s $541 million in sales.

In the categories, alpine equipment sales were $80 million, down 12 percent;  sales of snowboard gear were $61 million, up 17 percent; and Nordic equipment sales were $8 million, down 27 percent.

Alpine ski sales at the chains came in at $34 million, down 14 percent.  Alpine boots sales recorded $29 million in sales, down 12 percent.  Bindings sales totaled $13 million, down 13 percent; and poles sales were reported to be around $4 million, up 39 percent.

Source:  Snow Sports Industries Survey, June 12, 2001

Alpine Ski Equipment Market

A decline in worldwide participation has hampered the alpine ski equipment market. This trend has been driven by four key factors: (1) aging global population (participation dramatically declines in the over 50 age group), (2) migration to snowboarding, at the expense of alpine skiing, especially among new participants, (3) continued escalation of costs related to the ski experience (transportation, lodging, lift tickets, etc.) combined with the increased competitiveness for the entertainment dollar and (4) an increasing percentage of participants who are renting rather than buying skis. As a result, the alpine ski equipment market has been flat to slightly declining over the last five years.

Financial Review

The financial performance of Marker deteriorated during the period examined in this report, comprised of the fiscal years ended March 31, 1996. Exhibit #1 presents the historical income statements of the Company for the period.  Exhibit #2 reflects income statement data as a percent of sales, while Exhibit #3 reflects income statement item growth rates.  Selected financial ratios for the Company are presented in Exhibit #4.

Sales during the 1996-2001 period decreased from $87.9 million in 1996 to $60.4 million in 2001. Over the period examined, sales decreased at a compound annual growth of rate of 7.2%. Sales had grown at a rapid rate from the time of the Company’s inception through 1995. Since 1995, sales have grown at a slower rate. In 1995, the Company entered the snowboard business through a 25% equity interest in DNR Sport system (“DNR”).  An additional 55% of the common shares of DNR was purchased in 1996, bringing Marker’s total ownership in DNR to 80%.  Due to a combination of slumping market growth, industry over capacity and the Company’s own financial difficulties, the Company decided to dispose of its snowboard business in September 1998.  By the time the Company exited the snowboard manufacturing business in 1999, it had lost a total of approximately $38 million.

During the 1997-2000 period, the sale of the Company’s primary products, ski bindings, also slumped.  Several factors contributed to the decline in the sale of the Company’s ski bindings.  Generally, retail sales of ski equipment declined during the 1995-2001 period.  Also, the Company had a functional problem with its rental binding, which impacted the sales in that market segment in the past several years.

During the 1996-2001 period, earnings decreased from $3.4 million in 1996 to a loss of $48.0 in 1999.  In 2000, the Company reported a loss of $7.7 million, which improved to a net gain of $555,000 (adjusted) in 2001. Cost of sales as a percent of revenues increased from 59.8% in 1996 to 62.1% in 2001, averaging 66.0% over the six-year period.  Gross margin decreased correspondingly during the period, from 40.2% in 1996 to 37.9% in 2001.  Operating expenses as a percent of total revenue increased from 33.5% in 1996 to 47.8% in 1999, before falling to 32.6% in 2001, averaging 36.2% for the six-year period.  Income from operations declined from 6.6% in 1996 to a loss of 21.5% in 1999, before rising to a positive 5.4% in 2001.  Net margin also declined during the six-year period from a positive net margin of 3.9% in 1996 to a negative net margin of 64.7% in 1999 before rising to 0.0% in 2001, averaging a negative net margin of 15.0% for the six years.

Marker’s total asset turnover ratio, which measures the efficiency with which the assets of the firm are utilized, improved somewhat during the six-year period, from 1.0 times in 1996 to 1.4 times in 2001, although it dipped as low as 0.7 times in 1997. Receivables turnover trended downward during the first part of the period, from 4.3 times in 1996 to 2.6 times in 1998, then increased to 3.5 times in 2001, averaging 3.4 times for the period. Inventory turnover trended upward during the period, increasing from 1.6 times in 1996 to 3.3 times in 2001.  The Company’s net fixed asset turnover ratio decreased during the first part of the period from 6.7 times in 1996 to 4.3 times in 1997 before increasing to 12.8 times in 2001.

Marker was profitable in three of the six years examined in this report. Net income as a percent of sales was 3.9% in 1996 and 5.5% in 1997.  In 1998-2000, however, the Company reported significant losses.  Net loss as a percent of sales was 21.3% in 1998, 64.7% in 1999 and 13.7% in 2000.  In 2001, Marker reported net income as a percent of sales of a positive 0.9% (adjusted).

Exhibit #5 presents the Company's balance sheets as of March 31, 1996-2001. Exhibit #6 presents balance sheet data as a percent of total assets.  The balance sheets reflect an increase in the Company's financial risk over the period.  The Company's adjusted total liabilities to total asset ratio increased from 76.2% in 1996 to 150.5% in 1999, before falling to 110.2% in 2001. Long-term debt as a percent of equity increased during the early part of the period, rising from 0.7 times in 1996 to 1.2 times in 1998, before falling to a negative 2.6 times in 2000.  Long-term debt to equity increased to a negative 1.7 in 2001, averaging  a negative 0.3 times for the six-year period. The Company's liquidity, as measured by the current ratio, rose from 1.3 times in 1996 to 1.4 times in 1997 before falling to 0.6 times in 1999.  By 2001, the current ratio had risen to 1.2 times. The Company's interest coverage ratio declined over the 1996-2001 period, from 1.8 times in 1996 to a negative 6.0 times in 1999 before rising to 1.1 times in 2001, averaging a negative 0.7 times for the period.

In summary, although the Company experienced a significant decline in revenue and profitability over the 1996-1999 period, Marker showed improvement in some areas in 2000 and 2001. After reporting a significant net loss in 1998 and 1999, net loss decreased significantly in 2000 and by 2001, the Company reported net income of $20,000.   Management appears to have made some progress in managing costs in 2000 and 2001 as evidenced by an improvement in several of the cost control ratios.  Turnover ratios also improved slightly in 2001.  In addition, the Company’s financial risk, which peaked during 1998 and 1999, appeared to improve somewhat during the last two years of the period examined in this report.  In conclusion, although the Company’s overall performance was poor for the six-year period examined in this report, management appears to have achieved some improvement in the last two years.

Cross Sectional Analysis

To acquire a better impression of Marker’s fiscal 2001 performance, its record is compared with the average experience of other sporting goods manufacturers. Financial data on companies in the sporting goods manufacturing industry is collected by Robert Morris Associates, Philadelphia, Pennsylvania, and published in that company's Annual Statement Studies.  Although the activities of the companies in the group may not be totally consistent with those of Marker, the information is nevertheless considered representative of firms engaged in the same types of activities as the Company.  As such, the data provide a reasonable backdrop for a comparative analysis of the Company's performance.

Exhibit #7 displays selected 2001 statistics for Marker and the average of other sporting goods manufacturing companies. Several interesting differences are evident. The Company had a somewhat different asset composition in 2001 when compared with the industry average, with less cash as a percent of total assets 4.2% vs. 10.5%), but significantly higher accounts receivable as a percent of assets (40.5% vs. 28.2%).  Marker and the industry sample group reported the same inventory as a percent of assets (27.3%).  As a result, the Company’s total current assets as a percent of total assets were somewhat higher than the industry average (75.9% vs. 68.0%), and the Company’s net fixed assets as a percent of total assets were lower than the industry average (11.2% and 16.2%).

The Company's 2001 capital structure was also somewhat different than that of the industry average.  The Company's total debt (adjusted) as a percent of assets was significantly higher than the industry average (79.1% compared to 48.2%), while its long-term liabilities as a percent of assets were only somewhat greater than the industry average (16.9% vs. 13.6%).  Current liabilities as a percent of assets were significantly higher than the industry average (62.3% vs. 30.0%), while the Company's net worth as a percent of total assets was significantly lower than the industry average (20.9% vs. 51.8%).

Marker’s 2001 gross margin was slightly better than the industry average (37.9% vs. 36.0%) and the Company's operating expenses as a percent of sales were higher than the industry average (32.6% vs. 29.3%). As a result, Marker’s operating margin was slightly lower than the industry average (5.4% vs. 6.7%).  Marker’s income before tax as a percent of sales was significantly lower than the industry average (1.5% vs. 5.3%).

Accounts receivable turnover for Marker was somewhat lower than that of the industry average (3.5 times vs. 5.3 times), while the Company's inventory turnover was only slightly lower than the industry average (3.3 times vs. 3.6 times).  The Company's fixed asset turnover was higher than the industry average (12.8 times vs. 11.2 times). The Company’s total asset turnover ratio, however, was the same as the industry average (1.4 times).

The 2001 profitability of the Company, as measured by before-tax return on assets, was significantly inferior to the industry average (2.2% vs. 19.3%).  The Company’s before tax return on equity was somewhat higher than the industry average (10.6% vs. 7.7%).

Finally, Marker’s overall financial risk appears to be greater than that of the industry average. The Company's liquidity, as measured by the current ratio, was lower than the average of the industry (1.2 times vs. 2.2 times), as was its quick ratio (0.7 times vs. 1.4 times). The Company's total debt to equity ratio was significantly higher than the industry average (3.8 times vs. 1.1 times).  Finally, the Company's interest coverage ratio was lower than the industry average (1.1 times vs. 2.4 times).

In summary, the overall 2001 financial performance of the Company was inferior to that of the average company in the industry in many respects. The Company's reported a minimal profit compared to healthier profits of the industry sample group. The Company's receivables turnover ratio was lower than the industry average, as was its inventory turnover ratio.  Finally, the financial risk of the Company, as measured by liquidity,  total debt to equity and the interest coverage ratios, was significantly inferior to the industry average.

Estimates Of Value

Overview

Four widely recognized approaches are used to estimate the fair market value of Marker's common stock as of March 31, 2001: book value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). As previously stated, the uncertainty inherent in the valuation process most likely will cause these differing methods of valuation to produce different estimates of value.  Before estimates of value can be made, however, the nature of the security being valued and the expected income of Marker must be discussed.

Nature of the Security

The value of a security is influenced by many of its characteristics, including control and marketability.

Control:  The market value of public securities normally reflects the minority interest being traded.  The price of a successful tender offer seeking control is usually higher than previous minority trades and reflects the value of the premium for control. This report determines the value of the Company on a controlling interest basis. Thus, a control premium is applicable.

Control Premium

The value of control depends on the shareholder’s ability to exercise any or all of a variety of rights typically associated with control. Common prerogatives of control include:
•	Elect directors and appoint management

•	Determine management compensation and perquisites

•	Set policy and change the course of business

•	Acquire or liquidate assets

•	Select people with whom to do business and award contracts

•	Make acquisitions of other companies

•	Liquidate, dissolve, sell out, or recapitalize the company

•	Sell or acquire treasury shares

•	Register the company’s stock for public offering
•	Declare and pay dividends

•	Change the articles of incorporation or bylaws

In reviewing the prerogatives of control, it is apparent that the owner of a controlling interest in a company enjoys some very valuable rights that the owner of a minority interest does not have. There are many factors, however, which may limit the ability of a majority owner to exercise those rights. Therefore, even if a shareholder or group of shareholders owns more than 50% of a company’s stock, it may not have all of the benefits of control. In addition, minority owners may enjoy some significant rights through their ability to cast important swing votes. It is therefore not enough to say that a control value is appropriate for any ownership of more than 50%, nor is an interest of less than 50% always valued strictly as a minority interest. The extent of control premium or minority discount in a given situation is often a matter of degree. Factors that affect the degree of control that can be exercised include the following:
•	Cumulative versus noncumulative voting

•	Contractual restrictions

•	Effects of regulation, including state statutes

•	Financial condition of the business

•	Effects of distribution of ownership

Control Premium Studies: The thousands of daily transactions on stock exchanges are minority interest transactions. Each year, a controlling interest in a few hundred of these public companies is purchased. In almost all cases, the prices paid for the stock of these companies represent a premium over the market price at which the stock previously traded as a minority interest. Mergerstat Review publishes data on control premiums based on acquisition activity in the public markets. This source indicates that since 1983, the average control premium paid has been approximately 40%, the median control premium has been approximately 30%, and the implied average minority interest discount has ranged from 27% to 29%. It should be noted, however, that these premiums are based on a company’s stock price shortly before the announcement date of a merger transaction. Because stock prices have a tendency to rise shortly before such transactions, the premiums may be understated. It should also be noted that a portion of the control premium may be related to other factors. For example, an acquiring company may pay a premium in order to acquire an important supplier of its raw materials.

Quantifying Control Premiums: The value of a control premium relates to the extent that the owners were able to exercise the prerogatives of control listed above as well as the ownership structure of the firm. Some potential adjustments that would affect the size of the control premium include:
•	Size of the block being valued (absolute versus operating control)
•	Actual dividends paid

•	Quality and attractiveness of the company being valued

•	Prerogatives of control available to the equity holders

•	The degree of leverage

Application to Marker: The purpose of this study is to value Marker on a controlling interest basis pursuant to the Operating Agreement. Given the degree of control that is inherent in a 100% interest in Marker and absent any provisions existing that limit the prerogatives of control, HVA has selected a control premium of 35% for purposes of estimating the value of the Company on a controlling interest basis.

Marketability: The market value and income value methods of valuation are based on comparisons with current values of securities traded on national exchanges.  There are, however, certain marketability differences between Marker securities and publicly traded securities.  An owner of publicly traded securities can know at all times the market value of his holding.  He can sell that holding on virtually a moment's notice and receive cash net of brokerage fees within five working days.

Such is not the case with Marker, being a privately held company. Although selling a controlling interest in a private company is inherently more marketable than the sale of a minority interest in the same company, liquidating an equity position in the Company could well be a more costly and time-consuming process than liquidating stock in publicly traded firms. Therefore, a small marketability discount (10%) is applicable to the common stock of Marker.

Normalization of Earnings

The reported net income of a typical firm is subject to random fluctuations as well as external and internal shocks. Thus, some "normalization" procedure generally must be applied to smooth the data series and reveal the underlying, stabilized trend in net income.  Normalization of net income is required to project earnings figures to be used in calculating the income value estimate, as well as in providing a realistic earnings figure to which to apply the market value approach.

Normalization of earnings involves two steps.  The first is the elimination of extraordinary items which impact the firm's earnings but which are not expected to repeat or persist.

Several adjustments have been made to the 2001 income statement.  Two items associated with Marker’s operations in Austria, a non-recurring bad debt expense of $200,000 and a loss from discontinued operations of $134,000, have been added to pretax net income.  Additionally, interest expense associated with a parent company loan has also been added.  After accounting for income tax, the resulting adjusted net income is $555,000.

The second step involves identification of the trend in the normalized earnings to eliminate random fluctuations in any particular year and to project future expected earnings.

Several procedures are used to normalize and project earnings.  These approaches include statistical trend line and logarithmic analysis of past earnings (regression analysis);  past net margins applied to statistically derived sales estimates, and income statement projections.

Past Averages:  One method of normalizing and projecting income is to use past averages, both an historical average growth rate and an average net margin.  Essentially, the procedure applies an historical average or expected future net margin to sales forecasts to derive net income forecasts.  The rationale is that sales tend to be more stable than net income.

Marker has gone through significant transitions in recent years.  In an effort to broaden its product line, the Company invested heavily in acquiring  and building a snowboard manufacturing facility.  Their timing to enter the market, however, coincided with a decline in growth in the snowboard market and significant excess manufacturing capacity in the industry.  As a result, the Company abandoned its venture into the snowboard business in 1998-99.   At the same time, the market for the Company’s primary product line – ski bindings – has been going through a transition.  A general decline in sales of ski hardgoods has characterized the market worldwide for the past several years.  As a result, the Company went through a major restructuring in late 1999.  The restructuring consolidated the debts of the Company and aligned it with a major ski boot manufacturer and a major ski manufacturer.  It is anticipated by management that the synergies of  aligning these three companies will result in increased sales and market penetration for all three products.

Consequently, the recent history of Marker is not necessarily representative of the future prospects of the restructured Company.  Therefore, adjustments to the historical operating statements of the Company to predict probable future results is neither particularly meaningful nor legitimate in HVA’s opinion.

Company Projections: Marker's management has prepared financial projections for 2002, which are summarized in Exhibit #8. Management has represented the projections as reflecting its best estimate as to the future prospects of the Company.

Projected Cash Flow:The projected income statements contained in Exhibit #8 is deemed to be the most reliable estimates as to the future prospects of the Company, and are therefore utilized for valuation purposes.  This approach yields projected net free cash flow of $2,857,000 in 2002.

Marker's management has represented the projections as being reasonable and as reflecting its best estimates as to the future prospects of the Company.  However, it should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

Book Value

The book value of a company's assets reflects their depreciated historical cost, rather than their fair market value.  As such, book value normally bears only a tenuous relationship to the market value of a company.  A useful accounting concept, it has a somewhat limited role in the valuation process.  For informational purposes, the book value (unaudited) – in which the Parent Company loan of $13.036 million is considered equity for purposes of this valuation -  of Marker as of March 31, 2001 was $8,768,025.

A common alternative measure of book value is the liquidation value of a company.  A quitting concern concept, liquidation value is not entirely applicable to the valuation of a typical going concern.  The value of a company is typically not a function of what its assets could be sold for (net of liabilities), but is rather a function of how they can be utilized in generating revenue and net income. In addition, the analysis contained herein indicates that the Company will generate significant positive cash flow on an operating basis in the foreseeable future.

Transaction Value

Transaction value is the value at which shares of the Company were recently sold.  A recent sale of a security is an indicator of value for both legal and economic purposes.  If an examination of all the relevant facts reveals that the transaction took place at arm's-length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

On November 30, 1999, MKR Holdings sold substantially all of its assets to Marker.  In exchange, Marker assumed substantially all of the liabilities of MKR Holdings and MKR Holdings received a 15% equity interest in Marker.  Prior to the sale to Marker, MKR Holdings had filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

As of December 31, 1999, Marker’s 85% interest was valued at $15 million (Source:  MKR Holdings 10Q;  Period Ended December 31, 1999).  This valuation would indicate a value of 100% of the equity of approximately $17.65 million as of that date.

Marker is a privately held entity.  Since November 30, 1999, there have been no recent arm’s length transactions in the Company’s common stock other than transactions in the Company’s equity.

Market Value

The market value approach attempts to determine the value of Marker by comparing it with other comparable firms traded in active, public markets.  This is accomplished by determining a comparative price-earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; and a comparative price to book ratio, which is the ratio of the market price of a share of stock to the book value per share. Appropriate ratios for Marker can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry.

The price-earnings ratio is an important determinant of value because it reflects the expectations of market participants. Generally speaking, investors are willing to pay a higher price for today's earnings if they expect earnings to grow in the future. Conversely, they will pay a lower price if they anticipate earnings to decline.  Not only is the price-earnings ratio a reading of the market's psychology, but is also represents the consensus of the marketplace as to the worth of a security. This is significant for three reasons. First, the market is competitive, with participating investors seeking to enhance their wealth. Second, the market is informed, with investors seeking to deepen their understanding of the companies and industries in which they have positions. Finally, the market is rational, since investors act upon the information acquired to further their objectives.  All three factors contribute much weight to the resulting valuation in spite of imperfections in the market. Similar arguments can be made for the other market value ratios.

Ideally, market value ratios for Marker should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, many sporting goods manufacturing companies with operations similar to those of the Company are small, closely held businesses for which no market value has been established.  Since these companies are not publicly traded, it is impossible to use them as a basis for making inferences regarding the market value of Marker. Therefore, a group of larger publicly traded sporting goods manufacturing companies has been selected as being representative of the industry in which the Company operates.

Exhibit #9 presents the names and brief descriptions of a sample group of ten sporting goods manufacturing companies considered representative of the industry of which Marker is a member. Although these companies obviously differ somewhat from Marker, in that they produce products for different markets and some are much larger and enjoy economies of scale and synergies that may not be available to smaller companies such as Marker, the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal of the industry. To the extent that the firms in the industry sample group and Marker are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

Exhibit #10 presents the market data for the industry sample group and compares that data to Marker. Marker is a significantly smaller company than the median of the sample group, with sales of $60.4 million compared to the median sales of the sample group of $172.1 million and with total assets of $42.0 million compared to median total assets of the sample group of $103.7 million. Marker’s adjusted net margin, was inferior to the median of the sample group (0.9% vs. 6.6%), as was its return on assets and return on equity (0.7% and 3.1% vs 8.7% and 11.2%, respectively). Marker, however, was more highly leveraged that the median of the sample group as measured by the debt to equity ratio (284.3% vs. 20.0%). Overall, Marker represents an inferior investment opportunity compared the sample group because of its significantly smaller size, limited market for its products, and higher leverage.

Exhibit #11 displays the March 31, 2001 market value ratios of the companies in the publicly traded sample group.  To the industry sample's mean price-forward earnings ratio of 14.3, mean price–current earnings ratio of 9.7, mean price to revenue ratio of 55.0%, and mean price to book ratio of 125%, a 10% discount is applied to reflect the relative lack of marketability of Marker's shares. To the resulting figure is applied an additional 5% discount to reflect a discount for the smaller size of the Company compared to the companies in the sample group, and a further discount of 10% to reflect the greater financial risk of the Company compared to the sample group companies.  In addition, a 35% premium is applied to reflect valuation of a controlling interest (compared to minority interest positions represented by the multiples of the sample group of companies).  The net result is an adjustment factor of 103.9 applicable to the mean market value ratios of the sample group in valuing Marker.  The price to revenue ratio is further adjusted to reflect the Company’s lack of profitability compared to the median of the sample group.   A further discount of 30% is applied to the price to revenue ratio to reflect this difference.

Application of the price-current earnings ratio of 10.0 to Marker's adjusted 2001 earnings of $555,000 yields a market value estimate of $5,554,000.  Application of the price-forward earnings ratio of 14.8 to Marker’s projected 2002 adjusted earnings of $726,000 yields a market value of $10,751,000.  Application of the resulting price to revenue ratio of 40.0% to Marker's 2001 revenue of $60,393,000 yields a market value estimate of $24,157,000. Finally, application of the resulting price to book ratio of 130.0% to Marker's book value as of March 31, 2001 of $8,768,000 yields a market value estimate of $11,398,000.

Each of these market value figures is as of March 31, 2001, and each will be considered in arriving at a final estimate of the fair market value of the common stock of Marker on a minority interest basis as of that date.

Income Value

The income approach to valuation estimates the worth of a company's stock by determining the present value of the future income stream expected to accrue to the stockholders.  This is accomplished by, first, forecasting the firm's future income stream and the disposition of such and, second, discounting it at a rate commensurate with the risk to which it is exposed.

The present value of future income depends on the amount and timing of that income. Since both the amount and timing are uncertain, income might be less than expected and/or income might materialize later than expected, this uncertainty must be quantified and incorporated into a discount rate. Thus, given the amount and timing of a future income stream, high uncertainty necessitates a high discount rate and results in a relatively low present value, while low uncertainty merits a low discount rate and a relatively high present value.

The appropriate discount rate, that is, the minimum rate of return required by an investor purchasing the firm's stock, must have as its foundation the yields available on competing financial assets in the public markets.  This follows from the observations noted below.
•	Securities with different risk characteristics provide different rates of return commensurate with those uncertainties. This hierarchy of risk and reward furnishes benchmarks from which a suitable discount rate may be selected for an income stream of known risk properties.

•	A particular investor, due perhaps to his aversion to risk, may find market returns inadequate at every level of risk. In a competitive market, however, he is a "price taker" and, as such, is limited to either investing at the going rates or not investing at all.
•	On the other hand, there will always be a buyer and seller willing to deal at the market rates, precisely because the market rates represent the consensus of many investors.

Thus, it is possible to estimate an "objective" valuation of a company based on a discount rate derived from the market.

Debt-Free Valuation Method

Debt-free valuation methodology is used to minimize the impacts of a particular capital structure that is deemed to be unrepresentative of what would be considered a normal capital structure. In the case of Marker, the Company purchased the assets of MKR Holdings through restructuring proceedings. As a result, portions of the assumed debt had been restructured. In addition, the capital structure of the Company was highly leveraged as of the valuation date compared to the median of the industry.

To determine the “normal” capital structure of the Company, HVA examined the capital structure of other companies in the sporting goods manufacturing industry. The analysis indicated a wide range of capital structures, with debt ranging from 0% to 42% of the capital structure, with a median of 19.3% (see Exhibit #10). HVA also reviewed the capital structure of K2, which is a company whose primary products are ski related. The capital structure of K2 was approximately 35% debt and 65% equity. HVA selected the capital structure of K2 as being reasonably representative of a “normalized” capital structure for Marker.

Equity Discount Rate Based on Historical Data: Exhibit #12 presents an historical structure of rates of return observable and available (and, in the long run, "required") on selected classes of securities.  As can be seen, the rate of return required on "typical" publicly traded common stocks is approximately 9.1% above the prevailing risk-free rate (or 13.0%, assuming a risk-free rate of return, as represented by the March 31, 2001 three month Treasury Bill rate, of 3.9%). An investor would require from his holding of a controlling interest in Marker common stock a return estimated to be 2.5% above the average yield available in the common stock market, due to valuation on a controlling interest basis. It is reasonable for him to require a premium on the general market because of industry and Company-specific risk characteristics (e.g., the smaller size of the Company and limited markets for the Company’s products). An offsetting premium for control of 35% was applied. The resultant estimated required rate of return of 10.0% is a function of the returns available in the market for publicly traded common stocks, as quantitatively estimated by the Capital Asset Pricing Model and the HVA discount rate build-up method, plus a risk premium for the Company-specific risk characteristics previously alluded to.

Cost of Debt: The Company does business in Europe, Japan, the United States and Canada. In each of its primary markets, it finances inventory and receivables utilizing short-term revolving loans. Lending rates vary significantly between the countries in which the Company does business. In an attempt to estimate the average cost of debt for such a multi-national operation, the prime lending rates of each company have been weighted by the percentage of the Company’s business that is represented by each of the companies. The weighted average prime rate as of March 31, 2001 was 5.5% (see Exhibit #14).  Management estimates that on average, the Company’s short-term lending rate is approximately 100 basis points above prime. Therefore, the average cost of short-term debt has been estimated to be 6.5%.

In addition to short-term debt, the Company utilizes long-term debt to finance capital assets. Most of these assets are related to the Company’s manufacturing operation in Germany. The prime rate in Germany as of the valuation date was 4.75%. Existing long-term financing carries rates ranging from 4.95% to 6.1%. Based on existing financing, a long-term rate of prime appears to be the market rate for such financing. Therefore, the long-term cost of debt is estimated to be 4.75%.

Currently, approximately 71.5% of the Company’s interest bearing debt is short-term debt, with 28.5% being long-term debt. Weighting the cost of short-term and long-term debt by the percentage of each type of debt results in a weighted average cost of debt estimate for the Company of 6.0% (see Exhibit #14)

Interest expense, however, is a pre-tax expense. Management estimates that the average tax rate applicable to the consolidated company is approximately 40%. Therefore, the weighted average after-tax cost of debt is estimated to be 3.6%.

Weighted Average Cost of Capital: Marker’s estimated weighted average cost of capital (e.g., the overall required rate of return on total invested capital used to discount the Company’s future projected pre-debt service net free cash flow) is derived by multiplying the after-tax cost of debt by the debt-financed portion of the purchase price, then adding that figure to the product of the cost of equity and the equity-financed portion of the purchase price, assuming a capital structure of 35% debt and 65% equity (see Exhibit #10). The resulting estimated weighted average cost of capital is 7.8% (see Exhibit #14).

Income Value Estimate: The income valuation model used is based on the assumption that a company's cash flow is retained in total and dividend payments deferred until a specified year when the company begins paying all of its cash flow out as dividends and does so indefinitely into the future. Once these dividend payments begin to occur, the basis for the company's internally financed growth ceases. In the absence of new external financing, the company reaches a "steady state" and cash flow remains constant indefinitely thereafter, growing only in nominal terms in step with inflation. While it is not necessary that the firm actually so behaves, this is a necessary specification for the valuation formula to be technically correct. Basically, what is being specified is the firm's dividend-paying ability. Only dividends can correctly be used in the income valuation approach for a common stock.

If it is assumed that all of Marker's projected net free cash flow will be available to be paid out as dividends to shareholders from the valuation date forward, and if it is further assumed that post-2002 net free cash flow will grow at a compound annual rate of 3% from the projected 2002 level, an income value estimate of the common stock of the Company on a controlling interest basis as of March 31, 2001 of $30,835,000 is derived (see Exhibit #8). This figure will be considered in arriving at a final estimate of the fair market value of the Company on a controlling interest basis as of that date.

Summary And Conclusion

Four approaches have been considered in estimating the fair market enterprise value of the equity of Marker as of March 31, 2001: book value, transaction value, market value and income value.  The outcomes are summarized below.
Estimates of Equity Value - Controlling Interest Marker International March 31, 2001 ($000s)

	Equity Value Estimate	Weight	Implied Equity Value Contribution

Cost
Book Value (Adjusted)	8,768	0.0%	0
Market
Price/2001Adjusted Earnings	5,554	15.0%	833
Price/Projected 2002 Earnings	10,751	15.0%	1,613
Price/Revenue	24,157	20.0%	4,831
Price/Adjusted Book	11,398	5.0%	570
Transaction Value	NA	0.0%	0
Income Value	30,835	45.0%	13,876

Total		100.0%	$21,723
Rounded			$21,700

Estimated Value of 15% Interest (per Agreement)			3,255

Estimated Value of 15% Interest - Rounded			$3,255

Considering the assumptions of each method and weighing the relative justification of each, it is our opinion that a reasonable estimate of the fair market enterprise value of the equity of Marker as of March 31, 2001 is $21.7 million. The estimated value of a 15% interest in the Company on that date is $3.255 million based on the Agreement whereby a minority interest discount is not applicable to MKR Holdings’ 15% interest in the Company.

EXHIBIT #1

Marker International
Historical Income Statements
Fiscal Years Ended March 31, 1996-2001
1996-2001 U.S. Dollars
(000's)

	1996	1997	1998	1999	2000	2001

Net Sales	87,911	83,076	81,401	74,167	56,241	60,393

Cost of Sales	52,608	50,441	54,460	54,638	40,831	37,488

Gross Margin	35,303	32,635	26,941	19,529	15,410	22,904

Operating Expenses
Selling	14,592	14,730	13,065	15,275	11,460	8,941
General and Administrative	10,559	8,616	7,475	15,401	6,826	7,847
Research & Development	2,762	2,996	3,003	2,756	1,698	1,235
Warehouse & Shipping	1,566	1,617	1,660	2,020	1,843	1,648

Total Operating Expenses	29,479	27,959	25,203	35,452	21,827	19,671

Income from Operations	5,824	4,676	1,738	(15,923)	(6,418)	3,233

Other Income and Expense
Interest Expense	(5,193)	(5,109)	(5,746)	(6,637)	(3,110)	(3,316)
Exchange Gain (Loss)	0	0	0	0	2,676	540
Investment in Unconsolidated Subsidiary	1,595	0	0	0	0	0
Other	2,072	2,814	33	1,508	(822)	0

Total Other Income and Expense	(1,526)	(2,295)	(5,713)	(5,129)	(1,255)	(2,776)

Income (Loss) Before Income Tax	4,298	2,381	(3,975)	(21,052)	(7,673)	457

Income Tax Provision (Benefit)	609	700	1,158	1,458	21	437
Income From Disc. Oper. - Snowboard	0	2,921	(12,196)	(25,508)	0	0
Cummulative Effect of Accounting Change	266	0	0	0	0	0

Net Income	3,423	4,602	(17,329)	(48,018)	(7,694)	20

Adjustments:
Income Before Tax						457
Non-Recurring Bad Debt Expense (Austria)						200
Loss from Discontinued Operations (Austria - less bad-debt expense)						134
Interest Expense - Parent Company Loan (Balance)						135

Adjusted Income Before Tax						926
Income Tax Provision (40%)						(370)

Adjusted Net Income						555

Euro Conversion – 1 Euro = USD (3/31/00)	0.961
Euro Conversion – 1 Euro = USD (3/31/01)	0.879

Swiss Franc = USD (3/31/01)	0.5864

EXHIBIT #2

Marker International
Common Size Income Statements
Fiscal Years Ended March 31, 1996-2001

	1996	1997	1998	1999	2000	2001	Average

Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of Sales	59.8%	60.7%	66.9%	73.7%	72.6%	62.1%	66.0%

Gross Margin	40.2%	39.3%	33.1%	26.3%	27.4%	37.9%	34.0%

Operating Expenses
Selling	16.6%	17.7%	16.1%	20.6%	20.4%	14.8%	17.7%
General and Administrative	12.0%	10.4%	9.2%	20.8%	12.1%	13.0%	12.9%
Research & Development	3.1%	3.6%	3.7%	3.7%	3.0%	2.0%	3.2%
Warehouse & Shipping	1.8%	1.9%	2.0%	2.7%	3.3%	2.7%	2.4%

Total Operating Expenses	33.5%	33.7%	31.0%	47.8%	38.8%	32.6%	36.2%

Income from Operations	6.6%	5.6%	2.1%	(21.5)%	(11.4)%	5.4%	(2.2)%

Other Income and Expense
Interest Expense	(5.9)%	(6.1)%	(7.1)%	(8.9)%	(5.5)%	(5.5)%	(6.5)%
Exchange Gain (Loss)	0.0%	0.0%	0.0%	0.0%	4.8%	0.9%	0.9%
Investment in Unconsolidated Subsidiary	1.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%
Other	2.4%	3.4%	0.0%	2.0%	(1.5)%	0.0%	1.1%

Total Other Income and Expense	(1.7)%	(2.8)%	(7.0)%	(6.9)%	(2.2)%	(4.6)%	(4.2)%

Income (Loss) Before Income Tax	4.9%	2.9%	(4.9)%	(28.4)%	(13.6)%	0.8%	(6.4)%

Income Tax Provision (Benefit)	0.7%	0.8%	1.4%	2.0%	0.0%	0.7%	0.9%
Income From Disc. Oper. - Snowboard	0.0%	3.5%	(15.0)%	(34.4)%	0.0%	0.0%	(7.6)%
Cummulative Effect of Accounting Change	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%

Net Income	3.9%	5.5%	(21.3)%	(64.7)%	(13.7)%	0.0%	(15.0)%

EXHIBIT #3

Marker International
Income Statement Item Growth Rates
Fiscal Years Ended March 31, 1996-2001

							1996-01 Compound Growth

	1996	1997	1998	1999	2000	2001

Net Sales	--	(5.5)%	(2.0)%	(8.9)%	(24.2)%	7.4%	(7.2)%

Cost of Sales	--	(4.1)%	8.0%	0.3%	(25.3)%	(8.2)%	(6.6)%

Gross Margin	--	(7.6)%	(17.4)%	(27.5)%	(21.1)%	48.6%	(8.3)%

Operating Expenses
Selling	--	0.9%	(11.3)%	16.9%	(25.0)%	(22.0)%	(9.3)%
General and Administrative	--	(18.4)%	(13.2)%	106.0%	(55.7)%	15.0%	(5.8)%
Research & Development	--	8.5%	0.2%	(8.2)%	(38.4)%	(27.3)%	(14.9)%
Warehouse & Shipping	--	3.3%	2.7%	21.7%	(8.8)%	(10.6)%	1.0%

Total Operating Expenses	--	(5.2)%	(9.9)%	40.7%	(38.4)%	(9.9)%	(7.8)%

Income from Operations	--	(19.7)%	(62.8)%	nmf	(59.7)%	(150.4)%	(11.1)%

Other Income and Expense
Interest Expense	--	(1.6)%	12.5%	15.5%	(53.1)%	6.6%	(8.6)%
Exchange Gain (Loss)	--	nmf	nmf	nmf	nmf	nmf	nmf
Investment in Unconsolidated Subsidiary	--	nmf	nmf	nmf	nmf	nmf	nmf
Other	--	35.8%	(98.8)%	nmf	nmf	(100.0)%	nmf

Total Other Income and Expense	--	50.4%	148.9%	(10.2)%	(75.5)%	121.2%	12.7%

Income (Loss) Before Income Tax	--	(44.6)%	nmf	429.6%	(63.6)%	(106.0)%	(36.1)%

Income Tax Provision (Benefit)	--	14.9%	65.4%	25.9%	(98.5)%	1966.3%	(6.4)%
Income From Disc. Oper. - Snowboard	--	nmf	nmf	nmf	nmf	nmf	nmf
Cummulative Effect of Accounting Change	--	nmf	nmf	nmf	nmf	nmf	nmf

Net Income	--	34.4%	nmf	177.1%	(84.0)%	(100.3)%	(64.2)%

EXHIBIT #4

Marker International
Selected Financial Ratios

							1996-01
	1996	1997	1998	1999	2000	2001	Average

Growth
Sales Growth (%)	--	(5.5)%	(2.0)%	(8.9)%	(24.2)%	7.4%	(7.2)%
Operating Income Growth (%)	--	(19.7)%	(62.8)%	nmf	(59.7)%	(150.4)%	(11.1)%
Earnings Growth (%)	--	34.4%	nmf	177.1%	(84.0)%	(100.3)%	(64.2)%

Cost Control
Cost of Sales/Sales (%)	59.8%	60.7%	66.9%	73.7%	72.6%	62.1%	66.0%
Operating Expenses/Sales (%)	33.5%	33.7%	31.0%	47.8%	38.8%	32.6%	36.2%
Operating Margin (%)	6.6%	5.6%	2.1%	(21.5)%	(11.4)%	5.4%	(2.2)%
Interest Expense/Sales (%)	5.9%	6.1%	7.1%	8.9%	5.5%	5.5%	6.5%

Turnover Ratios
Sales/Total Assets (x)	1.0	0.7	0.8	1.3	1.1	1.4	1.0
Accounts Receivable Turnover (x)	4.3	3.5	2.6	3.3	3.2	3.5	3.4
Inventory Turnover (x)	1.6	1.5	1.5	2.9	2.6	3.3	2.2
Fixed Asset Turnover (x)	6.7	4.3	4.6	6.6	10.0	12.8	7.5

Profitability
Adjusted Return on Sales (%)	3.9%	5.5%	(21.3)%	(64.7)%	(13.7)%	0.9%	(14.9)%
Adjusted Return on Assets (%)	3.9%	3.9%	(16.5)%	(81.4)%	(14.8)%	1.3%	(17.3)%
Adjusted Return on Equity (%)	16.5%	14.5%	(139.7)%	161.2%	180.6%	(13.0)%	36.7%

Risk
Adjusted Total Debt/Total Assets (%)	76.2%	72.9%	88.2%	150.5%	108.2%	110.2%	101.0%
Adjusted Long-Term Debt/Equity (%)	0.7	0.9	1.2	(0.1)	(2.6)	(1.7)	(0.3)
Current Ratio (x)	1.3	1.4	1.1	0.6	1.2	1.2	1.1
Interest Coverage (x)	1.8	2.0	(1.8)	(6.0)	(1.5)	1.1	(0.7)

EXHIBIT #5

Marker International
Historical Balance Sheets
March 31, 1995-2000
U.S. Dollars
(000's)

	1996	1997	1998	1999	2000	2001

ASSETS
Current Assets
Cash & Equivalents	6,189	13,532	4,241	5,547	5,377	1,767
Accounts Receivable	20,422	24,025	31,710	22,392	17,556	17,025
Other Receivables	0	0	0	0	291	243
Related Party Receivables	0	0	0	0	269	788
Inventories	32,668	33,879	37,223	18,752	15,947	11,458
Prepaid and Other Current Assets	5,313	6,628	4,440	391	412	621

Total Current Assets	64,592	78,064	77,614	47,082	39,852	31,902

Property, Plant and Equipment
Land			1,050	386
Building and Improvements			7,581	4,645
Machinery and Equipment			21,222	20,096
Furniture, Fixtures and Office Equipment			4,582	4,797
Less: Accumulated Depreciation			(16,733)	(18,725)

Net Property, Plant and Equipment	13,121	19,278	17,702	11,199	5,641	4,700

Other Assets
Net Intangibles	0	17,475	8,322	244	5,931	5,014
Other Assets	9,552	2,115	1,482	448	510	415

Total Other Assets	9,552	19,590	9,804	692	6,442	5,429

Total Assets	87,265	116,932	105,120	58,973	51,934	42,030

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes Payable	30,556	38,929	48,645	46,062	20,460	16,160
Current Maturities LTD	11,076	3,038	3,512	5,595	1,762	1,672
Current Maturities Series A Bonds	0	0	4,500	11,399	0	0
Accounts Payable	2,899	4,513	6,381	5,948	1,758	2,364
Related Party Payable	0	0	0	0	4,279	2,396
Accrued Expenses & Deferred Income	0	0	0	0	1,490	2,139
Other Current Liabilities	6,514	10,427	7,830	12,937	3,297	1,441

Total Current Liabilities	51,045	56,907	70,868	81,941	33,046	26,171

Long-Term Debt	15,452	28,297	14,898	3,821	10,902	7,092

Parent Company Loan	0	0	0	0	12,247	13,036

Series A Bonds	0	0	5,500	0	0	0

Stockholder Loan	0	0	0	0	0	0

Redeemable Series B Preferred Stock	0	0	0	3,000	0	0

Minority Interest	0	0	1,447	0	0	0

Total Liabilities	66,497	85,204	92,713	88,762	56,194	46,299

Shareholders' Equity					0	0
Common Stock			111	111	1,200	1,098
Translation Adjustments	0	0	0	0	(29)	(418)
Additional Paid-in-Capital			36,299	36,311	0	(4,968)
Accumulated Deficit			(16,471)	(64,658)	(5,432)	20
Accumulated other Comprehensive Loss			(7,532)	(1,553)	0	0

Total Shareholders' Equity	20,768	31,697	12,407	(29,789)	(4,260)	(4,268)
Total Liabilities & Shareholders' Equity	87,265	116,901	105,120	58,973	51,934	42,031

Euro Conversion - 1 Euro = USD (3/31/00)	0.961
Euro Conversion - 1 Euro = USD (3/31/01)	0.879

EXHIBIT #6

Marker International
Common Size Balance Sheets
March 31, 1996-2001

	1996	1997	1998	1999	2000	2001	Average

ASSETS
Current Assets
Cash & Equivalents	7.1%	11.6%	4.0%	9.4%	10.4%	4.2%	7.8%
Accounts Receivable	23.4%	20.5%	30.2%	38.0%	33.8%	40.5%	31.1%
Other Receivables	0.0%	0.0%	0.0%	0.0%	0.6%	0.6%	0.2%
Related Party Receivables	0.0%	0.0%	0.0%	0.0%	0.5%	1.9%	0.4%
Inventories	37.4%	29.0%	35.4%	31.8%	30.7%	27.3%	31.9%
Prepaid and Other Current Assets	6.1%	5.7%	4.2%	0.7%	0.8%	1.5%	3.2%

Total Current Assets	74.0%	66.8%	73.8%	79.8%	76.7%	75.9%	74.5%

Property, Plant and Equipment
Land	0.0%	0.0%	1.0%	0.7%	0.0%	0.0%	0.3%
Building and Improvements	0.0%	0.0%	7.2%	7.9%	0.0%	0.0%	2.5%
Machinery and Equipment	0.0%	0.0%	20.2%	34.1%	0.0%	0.0%	9.0%
Furniture, Fixtures and Office Equipment	0.0%	0.0%	4.4%	8.1%	0.0%	0.0%	2.1%
Less: Accumulated Depreciation	0.0%	0.0%	(15.9)%	(31.8)%	0.0%	0.0%	(7.9)%

Net Property, Plant and Equipment	15.0%	16.5%	16.8%	19.0%	10.9%	11.2%	14.9%

Other Assets
Net Intangibles	0.0%	14.9%	7.9%	0.4%	11.4%	11.9%	7.8%
Other Assets	10.9%	1.8%	1.4%	0.8%	1.0%	1.0%	2.8%

Total Other Assets	10.9%	16.8%	9.3%	1.2%	12.4%	12.9%	10.6%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes Payable	35.0%	33.3%	46.3%	78.1%	39.4%	38.4%	45.1%
Current Maturities LTD	12.7%	2.6%	3.3%	9.5%	3.4%	4.0%	5.9%
Current Maturities Series A Bonds	0.0%	0.0%	4.3%	19.3%	0.0%	0.0%	3.9%
Accounts Payable	3.3%	3.9%	6.1%	10.1%	3.4%	5.6%	5.4%
Related Party Payable	0.0%	0.0%	0.0%	0.0%	8.2%	5.7%	2.3%
Accrued Expenses & Deferred Income	0.0%	0.0%	0.0%	0.0%	2.9%	5.1%	1.3%
Other Current Liabilities	7.5%	8.9%	7.4%	21.9%	6.3%	3.4%	9.3%

Total Current Liabilities	58.5%	48.7%	67.4%	138.9%	63.6%	62.3%	73.2%

Long-Term Debt	17.7%	24.2%	14.2%	6.5%	21.0%	16.9%	16.7%

Parent Company Loan	0.0%	0.0%	0.0%	0.0%	23.6%	31.0%	9.1%

Series A Bonds	0.0%	0.0%	5.2%	0.0%	0.0%	0.0%	0.9%

Stockholder Loan	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Redeemable Series B Preferred Stock	0.0%	0.0%	0.0%	5.1%	0.0%	0.0%	0.8%

Minority Interest	0.0%	0.0%	1.4%	0.0%	0.0%	0.0%	0.2%

Total Liabilities	76.2%	72.9%	88.2%	150.5%	108.2%	110.2%	101.0%

Shareholders' Equity
Common Stock	0.0%	0.0%	0.1%	0.2%	2.3%	2.6%	0.9%
Translation Adjustments	0.0%	0.0%	0.0%	0.0%	(0.1)%	(0.2)%
Additional Paid-in-Capital	0.0%	0.0%	34.5%	61.6%	0.0%	(11.8)%
Accumulated Deficit	0.0%	0.0%	(15.7)%	(109.6)%	(10.5)%	0.0%	0.0%
Accumulated other Comprehensive Loss	0.0%	0.0%	(7.2)%	(2.6)%	0.0%	0.0%	(1.6)%

Total Shareholders' Equity	23.8%	27.1%	11.8%	(50.5)%	(8.2)%	(10.2)%	(1.0)%

Total Liabilities & Shareholders' Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

EXHIBIT #7

Marker International
Selected Statistics for Marker International
And Other Sporting Goods Manufacturers

	Marker (a)	Median of Other Companies	(b)

Number of Companies	1	42
Total Assets (000s)	$42,030	$66,947	(c)

Balance Sheet Items
Current Assets as a % of Assets	75.9%	68.0%
Cash as a % of Assets	4.2%	10.5%
Accounts Receivable as a % of Assets	40.5%	28.2%
Inventory as a% of Assets	27.3%	27.3%
Net Fixed Assets as a % of Assets	11.2%	16.2%

Current Liabilities as a % of Assets	62.3%	30.0%
Long-Term Liabilities (adjusted) as a % of Assets	16.9%	13.6%
Total Debt (adjusted) as a % of Assets	79.1%	48.2%
Net Worth (adjusted) as a % of Assets	20.9%	51.8%

Income Statement Items
Annual Sales (000s)	$60,393	$98,785	(c)

Gross Margin as a % of Sales	37.9%	36.0%
Operating Expenses as a % of Sales	32.6%	29.3%
Operating Income as a % of Sales	5.4%	6.7%
Income Before Tax as a % of Sales	1.5%	5.3%

Turnover Ratios
Accounts Receivable Turnover (x)	3.5	5.3
Inventory Turnover (x)	3.3	3.6
Fixed Asset Turnover (x)	12.8	11.2
Total Asset Turnover (x)	1.4	1.4

Profitability
Before-Tax Return on Assets (%)	2.2%	19.3%
Before-Tax Return on Adjusted Equity (%)	10.6%	7.7%

Risk
Current Ratio (x)	1.2	2.2
Quick Ratio (x)	0.7	1.4
Total Debt/Equity (x)	3.8	1.1
Interest Coverage Ratio	1.1	2.4

Notes: (a) Fiscal year ended March 31, 2001
(b) Fiscal year ended March 31, 2000
(c) Mean

Source: Annual Statement Studies, 2000-01 Edition, Robert Morris Associates, Philadelphia, PA

EXHIBIT #8

Marker International
Projected Income Statement (USD)
For Year Ending March 31, 2002

	Actual	Projected	Percentage of Sales
	2001	2002	2001	2002

Sales
Marker	50,423	43,293	76%	75%
Tecnica	8,273	6,438	13%	11%
Volkl	6,567	6,961	10%	12%
Other	755	909	1%	2%

Total Sales	66,018	57,600	100%	100%

Cost of Sales
Marker	31,125	25,508	47%	44%
Tecnica	6,420	4,631	10%	8%
Volkl	3,392	3,699	5%	6%
Other	44	705	0%	1%

Total Cost of Sales	40,982	34,542	62%	60%

Gross Margin
Marker	19,299	17,785	29%	31%
Tecnica	1,853	1,807	3%	3%
Volkl	3,174	3,262	5%	6%
Other	711	204	1%	0%

Total Gross Margin	25,037	23,058	38%	40%

Expenses
Selling	9,774	9,503	15%	16%
Warehouse & Shipping	1,802	1,492	3%	3%
General & Administration	8,578	7,387	13%	13%
Research & Development	1,350	1,038	2%	2%
License Fees	0	0	0%	0%
Management Fees	1	0	0%	0%

Total Operating Expenses	21,505	19,420	33%	34%

Operating Income (Loss)	3,532	3,638	5%	6%

Other Income (Expense)
Interest (Expenses) Income	(3,626)	(3,185)	-5%	-6%
Exchange Gains (Losses)	(530)	0	-1%	0%
Other Income (Expense)	1,120	171	2%	0%

Total Other Income (Expense)	(3,036)	(3,014)	-5%	-5%

Net Income before Tax	496	624	1%	1%
Provisions for Income Taxes	478	0	1%	0%

Net Income (Loss)	18	624	0%	1%

Adjustments to Income Statements
Net Income Before Tax		624
Plus: Interest - Parent Company Loan		587

Adjusted Income Before Tax		1,211
Income Tax Provision		484

Adjusted Net Income		726

Debt-Free Approach

Adjustments to Projected Income Statements
Net Income Before Tax		624
Plus: Interest Expense		3,185

Adjusted Net Income Before Tax		3,809
Provision for Income Taxes[1]		(1,523)

Adjusted Net Income - Debt-Free		2,285

Cash Flow Analysis
Adjusted Debt-Free Net Income		2,285
Plus: Depreciation/Amortization		2,753
Less: Capital Expenditures		(2,182)

Net Free Cash Flow		2,857

Capitalized Value of Net Free Cash Flow		60,082

Present Value of Net Free Cash Flow - 3/31/02

NPV of Net Free Cash Flow - 3/31/01		55,758
Less: Interest Bearing Debt (Adjusted)[2]		24,923

Estimated Adjusted Equity Value		30,835

[1]Average rate estimated by Marker management
[2]Parent Company loan of $13.036 million is considered equity for purposes of this calculation, per the Agreement.

Periods	1

Euro Conversion - 1 Euro = USD (3/31/00)	0.961
Euro Conversion - 1 Euro = USD (3/31/01)	0.879

EXHIBIT #9

Marker International
Industry Sample Group

Aldila: Aldila manufactures graphite golf shafts.  The company offers standard and customized shafts designed for various performance specifications and sold at a range of prices.  It supplies shafts to golf club manufacturers such as Callaway Golf.  Sales to Callaway Golf make up approximately 26% of the company’s total sales.  Sales of customized graphite shafts account for about 85% of the company’s total sales.  Aldila also sells its products to pro shops, custom club shops, and repair shops.  The company operates production facilities in the U.S., Mexico, and China.

Callaway: Callaway Golf manufactures golf clubs.  It sells its line of Big Bertha, Great Big Bertha, and Biggest Big Bertha oversized metal woods and conventional-style metal woods, irons, wedges, and putters.  These clubs, as well as those marketed under other trademarks, are sold to intermediate and advanced golfers at premium prices through retailers of professional-quality golf clubs in the United States and overseas.  Sales of metal woods account for approximately 56% of the company’s total sales.  Foreign sales account for about 38% of Callaway Golf’s total sales.

Coastcast: Coastcast primarily manufactures golf equipment.  Its products include stainless-steel and titanium golf clubheads and metal woods, irons, and putters.  Coastcast’s golf clubheads are used in Callaway, Tommy Armour, Odyssey, Titleist, Cleveland, Cobra, Wilson, Lynx, Ping, Ray Cook, Taylor Made, and Spaulding brand-name golf clubs.  Sales to Callaway Golf account for approximately 46% of the company’s total sales.  In addition, Coastcast produces orthopedic implants and surgical tools for use in the manufacture of replacement hip and knee joints in humans and small animals.

Cybex: Cybex International designs, develops, and manufactures strength-training and cardiovascular exercise equipment used in fitness conditioning, sports medicine, and rehabilitation.  These products are marketed under various trademarks, primarily CYBEX.  The company’s customers include fitness facilities, sports teams, research and educational centers, hospitals, private-practice physical-therapy clinics, and rehabilitation centers.  Approximately 57% of Cybex’s revenues are for its weight-training machines.

Direct Focus: Direct Focus develops and markets athletic equipment.  The company designs home-fitness equipment that it sells under the Bowflex brand name.  In addition, Direct Focus designs fitness equipment, knees and wrist wraps, dumbbells, hand grips, ankle and wrist weights, workout mats, and jump ropes that it markets under the Nautilus brand name.  It is also developing airbeds that are sold under the Instant Comfort and Nautilus Sleep Systems labels.  The company markets its products through the Internet, television infomercials, direct mail, and distributors.

Escalade: Escalade produces sporting goods and office and graphic-arts products.  Its sporting goods include table-tennis and pool tables, archery equipment, basketball backboards, darts, and dart cabinets.  Escalade’s office and graphic-arts products, which include checksigners, paper shredders, catalog racks, bindery carts, stamp affixers, and letter openers, are sold under private labels and brand names such as Premier, Martin Yale, and Master Products.  The company makes sporting goods for Sears Roebuck, which accounts for approximately 38% of Escalade’s total sales.

First Team Sports: First Team Sports produces sporting equipment and apparel.  The company manufactures inline roller skates that are marketed under private labels and brand names such as UltraWheels, Team Gretzky, Skate Attack, Street Attack, Roll USA, Softec, and Airborne.  It also makes Street-hockey equipment such as hockey sticks, pucks, nets, pads, and balls.  In addition, the company produces apparel such as elbow and knee pads, wrist guards, skating gloves, helmets, t-shirts, and skate bags.  Sales outside of North America account for approximately 26% of the company’s total sales.

K2: K2 produces recreational and industrial products.  Its products include snow skis sold under the K2 and Olin brand names; Shakespeare fishing rods; Stearns water-safety vests, jackets, and suits; Girvin and K2 mountain bikes; Morrow and Ride snowboards; in-line skates and snowboards sold under the K2 name; and sportswear.  The company’s industrial products include nylon and polymer monofilaments, fiberglass antennas, light poles, and paperboard products.  K2 agreed to sell it Simplex Building Products unit to Ludlow Building Products in 2000.

Oakley: Oakley manufactures high-performance athletic gear.  The company’s products currently include sunglasses, goggles, footwear, and watches.  Its line of sunglasses includes products marketed under the M Frames, Zeros, Wires, Romeo, and eye jackets brand names.  Oakley’s targeted clientele are skiers, cyclists, runners, surfers, golfers, tennis players, and motorcyclists, as well as general fashion-oriented consumers.  Foreign sales account for approximately 27% of Oakley’s revenues.

Sturm Ruger: Sturm, Ruger & Company manufactures and sells firearms.  The company offers products in all four firearm categories: pistols, revolvers, rifles, and shotguns.  These guns, sold under the Ruger name, consist of .22 caliber rimfire-autoloading pistols, centerfire-autoloading pistols in various calibers, single-action and double-action revolvers in various calibers, single-shot and autoloading, and bolt-action rifles in various hunting calibers, and shotguns in two gauges.  The company also manufactures ferrous, aluminum, and titanium investment casting for various industries.

EXHIBIT #10

Marker International
Public Company Comparables
Selected Characteristics
As of March 31, 2001

Company Name	Market Capitalization	Revenue	Revenue Growth % 3 Year	Net Margin TTM	Net Margin Year 1	Long-Term Liabilities	Equity

Aldila	28.0	55.9	(8.3)	5.8	(4.7)	6.3	80.4
Callaway Golf	1,644.7	840.4	1.7	9.9	7.7	NA	519.2
Coastcast	78.6	141.4	(6.7)	6.2	7.9	NA	87.0
Cybex International	14.8	130.8	37.5	1.1	3.2	33.8	44.0
Direct Focus	588.3	223.9	142.2	18.6	16.8	0.0	79.2
Escalade	48.5	116.1	(1.4)	7.0	7.1	20.3	20.4
First Team Sports	7.3	46.9	(16.2)	1.3	0.0	6.0	23.8
K2	157.1	662.2	7.4	2.5	1.6	75.4	220.2
Oakley	1,223.9	363.5	5.7	14.0	7.7	21.3	207.1
Sturm Ruger	264.3	202.7	2.7	13.3	14.0	NA	170.2
Median	117.9	172.1	2.2	6.6	7.4	20.3	83.7
Marker	NA	60.4	(9.8)	0.9	0.9	7.1	8.8

	Total Assets	Current Ratio	Debt to Equity	Debt to Total Cap	Return on Assets	Return on Equity	Beta

Aldila	102.6	2.0	10.0%	9.3	(1.9)	(2.7)	0.79
Callaway Golf	655.7	2.9	NA	NA	9.0	11.1	1.05
Coastcast	97.3	7.9	NA	NA	10.3	11.4	0.57
Cybex International	104.8	1.8	70.0%	41.9	3.8	9.1	0.28
Direct Focus	101.9	3.7	0.0%	0.0	30.2	38.4	1.30
Escalade	72.9	1.6	40.0%	26.7	9.1	20.7	0.29
First Team Sports	34.5	2.6	20.0%	19.3	0.0	0.1	1.06
K2	428.8	2.2	50.0%	32.9	2.0	4.5	0.24
Oakley	290.3	2.5	10.0%	9.4	8.3	11.2	0.78
Sturm Ruger	214.9	5.2	NA	NA	15.9	20.2	0.16
Median	103.7	2.6	20.0%	19.3	8.7	11.2	0.7
Marker	42.0	1.2	284.3%	74.0	0.7	3.1	NA

	Projected Earnings	3/31/2001 Price	Forward PE Ratio	Price/ Current Earn.	Price/ Book	Price/ Cash Flow	Price/ Revenue

Aldila	0.06	1.81	30.2	8.6	0.3	2.6	0.5
Callaway Golf	1.12	22.14	19.8	19.1	3.2	13.2	2.0
Coastcast	NA	NA	NA	9.5	0.9	5.2	0.6
Cybex International	NA	NA	NA	9.4	0.3	2.9	0.1
Direct Focus	2.35	25.00	10.6	12.5	7.4	15.5	2.6
Escalade	NA	NA	NA	6.4	2.4	6.6	0.4
First Team Sports	0.21	1.25	6.0	12.5	0.3	1.7	0.2
K2	1.08	8.75	8.1	9.4	0.7	4.0	0.2
Oakley	0.99	17.77	17.9	24.0	5.9	42.0	3.4
Sturm Ruger	NA	NA	NA	9.8	1.6	12.4	1.3
Median			14.3	9.7	1.3	5.9	0.6

EXHIBIT #11

Marker International
Market Value Ratios of the Industry Sample Group
As of March 31, 2000

	Price/ Forward Earnings	Price/ Current Earnings	Price/ Book	Price/ Revenue

Median	14.3	9.7	125.0%	55.0%

Adjustments to Market Ratios

Market Value Adjustment

Relative Lack of Marketability Discount	10.0%
Smaller Size of Company Discount	5.0%
Financial Risk	10.0%
Premium for Control	35.0%
Net Adjustment Factor Applied to Market Ratios *	103.9%
Additional Discount Applicable to Price/Revenue Ratio
Lower Net Margin Compared to Sample Group	30.0%

*Adjustment factors are multiplicative

	Price/ Forward Earnings	Price/ Current Earnings	Price/ Book	Price/ Revenue

Adjusted Ratios	14.8	10.0	129.9%	40.0%
Adjusted Ratios - Rounded	14.8	10.0	130.0%	40.0%

Marker International
Indicated Market Values
($000s)

	Marker	Ratio	Indicated Market Value

2001 Adjusted Earnings	555	10.0	5,554
2002 Projected Earnings (Adjusted)	726	14.8	10,751
2001 Revenue	60,393	40.0%	24,157
March 31, 2001 Book Value (Adjusted)	8,768	130.0%	11,398

EXHIBIT #12

Historical Structure of Yields Observable
and Available on Selected Securties

	Historical Return		Differential

U.S. Treasury Bills	3.9%
		Maturity Premium	1.8%
Long-Term Government Bonds	5.7%
		Default Premium	0.3%
Long-Term Corporate Bonds	6.0%
		Ownership Premium	7.0%
Common Stocks	13.0%

Total Differential			9.1%

Source: Ibbotson Associates, 2001 Stocks, Bonds, Bills, and Inflation Yearbook

Note: Differential represents the difference between returns (e.g., maturity premium = return on long-term government bonds less return on treasury bills).

EXHIBIT #13

Marker International
Computation of Equity Discount Rate - Controlling Interest Basis
HVA Build-up Method

Discount Rate:
Market Factors

Risk-Free Rate - U. S. Treasury Bills	3.9%	3/31/01
Common Stock Premium	9.1%	Exhibit #14

	13.0%	Represents minority position
Company-Specific Risks
Size of Company	2.0%
Limited markets for specialized product line	0.5%

Adjusted Rate for Company Specific Risks	15.5%
Market Adjustment for Control Premium	35.0%
Market Adjustment for Lack of Marketability	10.0%
Build-up Discount Rate	11.1%

Discount Rate Determined By The
Capital Asset Pricing Model (CAPM)

CAPM	= (Risk Free Rate + Beta(Common Stock Premium) + Company Specific Risk Adjustment
+ Lack of Marketability Discount - Control Premium Adjustment

Risk Free Rate (T-Bill Rate)	3.9%	3/31/01
Beta	0.7
Common Stock Premium	9.1%	Exhibit #14
Control Premium-Market Rate Adjustment	35.0%
Lack of Marketability Discount	10.0%
Company-Specific Risk:
Size of Company	2.0%
Limited markets for specialized product line	0.5%
CAPM =	9.0%

Discount Rate - Average of Two Methods

Build-Up Rate	11.1%
CAPM Rate	9.0%

Total	20.1%
Average Discount Rate	10.0%
Average Discount Rate - Rounded	10.0%

Capitalization Rate (Capitalization rate = Discount rate less long term growth rate)

Disount Rate	10.0%
Less: Long-Term Growth Rate	3.0%

Equity Capitalization Rate	7.0%

EXHIBIT #14

Marker International
Weighted Average Cost of Capital

Cost of Debt

Weighted Average Cost of Debt	6.0%
Net Cost of Debt After Tax[1]	3.6%

Capital Structure

Debt as % of Total Capital[2]	35%
Equity as % of Total Capital	65%

Weighted Average Cost of Capital

	Weight	Cost	Weighted Cost

Debt	35%	3.6%	1.3
Equity	65%	10.0%	6.5

Weighted Average Cost of Capital			7.8%

Weighted Average Capitalization Rate

Weighted Average Cost of Capital	7.8%
Less: Long-Term Growth Rate	3.0%

Weighted Average Capitalization Rate	4.8%

Prime Rate	Rate	Sales	% Sales	Weighted Average

United States	8.00%	18,294	29.4%	2.4%
Germany	4.75%	36,828	59.2%	2.8%
Canada	6.75%	1,577	2.5%	0.2%
Japan	1.38%	5,470	8.8%	0.1%

		62,169	100.0%	5.5%

Debt Mix

Short-Term Debt	17,831	71.5%
Long-Term Debt	7,092	28.5%

Total Debt	24,923	100.0%

Short-Term Rate

Weighted Average Prime	5.5%
Premium	1.0%

Short-Term Rate	6.5%

Long-term Rate

German Prime	4.75%
Premium	0.00%

Long-term Rate	4.75%

Weighted Average Cost of Debt	Rate	Weight	Weighted Rate

Short-Term	6.5%	71.5%	4.6%
Long-Term	4.8%	28.5%	1.4%

Weighted Average Cost of Debt			6.0%

[1]Tax rate =	40%
[2]Similar to K2

APPENDIX A

Certification

Certification

I certify that, to the best of my knowledge and belief:

•	the statements of fact contained in this report are true and correct.

•	the report analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

•	I have no present or prospective interest in the company that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

•	my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

•	my analysis, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

•	no one provided significant professional assistance to the person signing this certification.

Frederic L. Jones, ASA

APPENDIX B

Statement of Limiting Conditions

STATEMENT OF LIMITING CONDITIONS

The following conditions are an integral part of this valuation of Marker International GmbH  (“the Company") prepared by Houlihan Valuation Advisors (“HVA”):

Neither HVA nor its principals have any present or intended interest in the Company. HVA's fees for this valuation are based on professional time charges and are in no way contingent upon the final valuation figure determined herein.

This report is intended only for the specific use and purpose stated herein. It is intended for no other use and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and the date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of informed judgement, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusion arrived at independently using conceptually sound and commonly accepted methods of valuation.

In preparing the valuation report, we used information provided by the Company. It has been represented by the Company that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements, projections, or other information, prepared or provided by Company management which were relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

Publicly available information utilized herein, (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representations as to its accuracy.

This engagement is limited to the production of the report and conclusions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of this report unless arrangements for such future services have been made.

This valuation report and the conclusions contained herein are necessarily based on market and economic conditions as they existed at the date of valuation.

The principals of HVA assigned to this engagement are Accredited Senior Appraisers in good standing with the American Society of Appraisers, a national organization that certifies business appraisers. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the business valuation standards I through IX set forth by the American Society of Appraisers.

APPENDIX C

Internal Revenue Ruling 59-60

REVENUE RULING #59-60

SECTION 2031.  DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds.
(Also Section 2512.)
(Also Part II, Sections 811 (k), 1005
 Regulations 105, Section 81.10.)

In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1.  Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes.  The methods discussed herein will apply likewise to the valuation of corporate stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2.  Background and Definitions

.01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations. Sections 2031(a), 2032 and 2512(a) of the 1954 Code (sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

.02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.

.03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family. The result of this situation is that little, if any, trading in the shares takes place. There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of a representative transaction as defined by the term "fair market value."

Section 3.  Approach to Valuation

.01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in estate and gift tax cases. Often, an appraiser will find wide differences of opinion as to the fair market value of a particular stock. In resolving such differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. A sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgement and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

.02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future prospects is highly speculative. The appraiser must exercise his judgement as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgement must be related to all of the other factors affecting value.

.03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented. When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or a similar line of business are selling in a free and open market.

Section 4.  Factors to Consider

.01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:

(a)	The nature of the business and the history of the enterprise from its inception.
(b)	The economic outlook in general and the condition and outlook of the specific industry in particular.

(c)	The book value of the stock and the financial condition of the business.

(d)	The earning capacity of the company.

(e)	The dividend-paying capacity.

(f)	Whether or not the enterprise has goodwill or other tangible value.

(g)	Sales of the stock and the size of the block to be valued.

(h)	The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

.02	The following is a brief discussion of each of the foregoing factors:
	(a)	The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relation to future expectancy.

	(b)	A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful than its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. Prospective competition which has not been a factor in prior years should be given careful attention. For example, high profits due to the novelty of its product and the lack of competition often lead to increasing competition. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities. The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise. In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the absence of management-succession potentialities are pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services. For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services. Furthermore, the loss may be adequately covered by life insurance, or competent management might be employed on the basis of the consideration paid for the former manager's services. These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

	(c)	Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser: (1) liquid position (ratio of current assets to current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital; (4) long-term indebtedness; (5) capital structure; and (6) net worth. Consideration also should be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although in exceptional cases the reverse may be true. In computing the book value per share of stock, assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly. Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

(d)	Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long-term debt, depreciation and depletion if such deductions are made, officers' salaries, in total if they appear to be reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount carried to surplus; and (6) adjustments to and reconciliation with surplus as stated on the balance sheet. With profit and loss statements of this character available, the appraiser should be able to separate recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion should be noted when dividend-paying capacity is considered. Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year averages without regard to current trends or future prospects will not produce a realistic valuation. If, for instance, a record of progressively increasing or decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is a marginal operation, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.

(e)	Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on dividend receipts, instead of by the ability of the company to pay dividends. Where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

(f)	In the final analysis, goodwill is based upon earning capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise has a value as an entity. Whatever intangible value there is, which is supportable by the facts, may be measured by the amount by which the appraised value of the intangible assets exceeds the net book value of such assets.

(g)	Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since, in the case of closely held stocks, no prevailing market prices are available, there is no basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

(h)	Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained. For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner, a company with a declining business and decreasing markets is not comparable to one with a record of current progress and market expansion.

Section 5.  Weight to be Accorded Various Factors

The valuation of closely held corporate stock entails the consideration of all relevant factors as stated in Section 4.  Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business.  To illustrate:

(a)	Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

(b)	The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company. Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets. The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual. For these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity.

Section 6.  Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it is necessary to capitalize the average or current results at some appropriate rate.  A determination of the proper capitalization rate presents one of the most difficult problems in valuation.  That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country.  Wide variations will be found even for companies in the same industry.  Moreover, the ratio will fluctuate from year to year depending upon economic conditions.  Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated.  Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are:  (1) the nature of the business; (2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7.  Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value.  For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result.  Such a process excludes active consideration of other pertinent factors, and the end result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Section 8.  Restrictive Agreements

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer.  Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue Ruling 54-76, C.B. 1954-1, 194.)  However, in such cases the option price is not determinative of fair market value for gift tax purposes.  Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as at the death of the stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes.  However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value.  Where the stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price.  It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth.  (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.)

Section 9.  Effect on Other Documents

Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.1

[1]Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237-244.

APPENDIX D

Credentials of HVA Professionals

FREDERIC L. JONES, ASA Salt Lake City Office

PROFESSIONAL
DESIGNATIONS	Accredited Senior Appraiser (ASA)
Senior Member of the American Society of Appraisers, Business Valuation
Registered Appraiser, State of Utah

ACADEMIC DEGREES	B.A., Dartmouth College, Economics
M.B.A., Dartmouth College, Amos Tuck School of Business Administration

EMPLOYMENT	Houlihan Valuation Advisors
Principal – 1988 to Present
The firm provides financial opinions, securities valuation, and corporate advisory services to corporations, institutions, agencies, fiduciaries, partnerships and individuals requiring expert opinion on pricing, structure, fairness, or solvency in connection with: mergers, acquisitions, divestitures, recapitalizations, equity allocation, LBO’s, ESOP’s, taxes litigation, intangible assets and fraudulent transfers.

Ski Country Advisors, A Division of Houlihan Valuation Advisors
Principal – 1988 to Present
The firm provides business valuation, business planning, financial restructuring and feasibility analyses to the ski industry.

Sugarbush Resort (Vermont)
President and Chief Executive Officer – 1985 to 1987

Kirkwood Resort (California)
President and Chief Executive Officer – 1980 to 1985

Copper Mountain (Colorado)
Vice President of Operations – 1973 to 1980

Waterville Valley Resort (New Hampshire)
General Manager and Vice President – 1969 to 1973

Mack Molding Company
Production Manager and Vice President – 1964 to 1965, 1967 to 1969

EXPERIENCE	Significant experience in business valuation and business planning, as well as financial analysis and restructuring. Over 20 years of experience in operating and restructuring small to medium size companies in the recreation/leisure and manufacturing industries. Extensive background in strategic planning, development, operation, financing and management of businesses. His business training and practical experience give him a broad perspective from which to provide assistance to clients in a wide variety of businesses.

PROFESSIONAL SOCIETIES	American Society of Appraiser – Vice President Salt Lake City Chapter, 1993 to 1994; President, 1994 to 1995
National Ski Areas Association